Filed with the Securities and Exchange Commission on November 8, 2010
Registration No. 333-
Investment Company Act No. 811-07325

SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM N-4

 REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 110

PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

 (Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY

 (Name of Depositor)

213 WASHINGTON STREET

NEWARK, NEW JERSEY 07102-2992

 (973) 802-7333

(Address and telephone number of depositor's principal executive offices)

JOSEPH D. EMANUEL

CHIEF LEGAL OFFICER

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

 One Corporate Drive, Shelton, Connecticut 06484 (203) 944-7504

(Name and Address of Agent for Service of Process)

Copy To:

C. CHRISTOPHER SPRAGUE, ESQ.

VICE PRESIDENT AND CORPORATE COUNSEL

 751 Broad Street, Newark, New Jersey 07102-2917 (973) 802-6997

Approximate Date of Proposed Sale to the Public: as soon as possible after the registration statement is declared effective.

  Title of Securities Being Registered: Units of interest in Separate Accounts under variable annuity contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

 PRUCO LIFE INSURANCE COMPANY
 A Prudential Financial Company
 751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL PREMIER RETIREMENT   VARIABLE ANNUITY

Flexible Premium Deferred Annuity

PROSPECTUS: [to be filed by amendment]

This prospectus describes a flexible premium deferred annuity contract (“Annuity”) offered by Pruco Life Insurance Company ("Pruco Life", "we", "our", or "us").  The Annuity has  features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity.  Financial  Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which the Annuity is sold may decline to make available to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age and/or optional benefits). Please speak to your Financial  Professional for further details.  The Annuity or certain of its investment options and/or features may not be available in all states. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.

THE SUB-ACCOUNTS
The Pruco Life Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life Flexible Premium Variable Annuity Account invests in an underlying mutual fund - see the following page for a complete list of the Sub-accounts. Currently, portfolios of Advanced Series Trust and Franklin Templeton Variable Insurance Products Trust are being offered.

PLEASE READ THIS PROSPECTUS
This prospectus sets forth information about the Annuity that you ought to know before investing. Please read this prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity is subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need. Please note that if you are investing in this Annuity through a tax-advantaged retirement plan (such as an Individual Retirement Account or 401(k) plan), you will get no additional tax advantage through the Annuity itself.

AVAILABLE INFORMATION
We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus - see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the U.S. Securities and Exchange Commission (SEC) regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

This annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THESM OR® SYMBOLS.
--------------------------------------------------------------------------------
FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT HTTP://WWW.PRUDENTIALANNUITIES.COM
Prospectus dated: [to be filed by amendment]
Statement of Additional Information dated:  [to be filed by amendment]

PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

11/8/2010 3:18 PM

VARIABLE INVESTMENT OPTIONS
(Certain Investment Options may not be available with your Annuity)

   Advanced Series Trust
   AST Academic Strategies Asset Allocation Portfolio
   AST Advanced Strategies Portfolio
   AST AllianceBernstein Core Value Portfolio
   AST AllianceBernstein Growth & Income Portfolio
   AST American Century Income & Growth Portfolio
   AST Balanced Asset Allocation Portfolio
   AST BlackRock Value Portfolio
   AST Capital Growth Asset Allocation Portfolio
   AST CLS Growth Asset Allocation Portfolio
   AST CLS Moderate Asset Allocation Portfolio
   AST Cohen & Steers Realty Portfolio
   AST Federated Aggressive Growth Portfolio
   AST FI Pyramis® Asset Allocation Portfolio
   AST First Trust Balanced Target Portfolio
   AST First Trust Capital Appreciation Target Portfolio
   AST Global Real Estate Portfolio
   AST Goldman Sachs Concentrated Growth Portfolio
   AST Goldman Sachs Mid-Cap Growth Portfolio
   AST Goldman Sachs Small-Cap Value Portfolio
   AST High Yield Portfolio
   AST Horizon Growth Asset Allocation Portfolio
   AST Horizon Moderate Asset Allocation Portfolio
   AST International Growth Portfolio
   AST International Value Portfolio
   AST Investment Grade Bond Portfolio
   AST Jennison Large-Cap Growth Portfolio
   AST Jennison Large-Cap Value Portfolio
   AST J.P. Morgan International Equity Portfolio
   AST J.P. Morgan Strategic Opportunities Portfolio
   AST Large-Cap Value Portfolio
   AST Lord Abbett Bond-Debenture Portfolio
   AST Marsico Capital Growth Portfolio
   AST MFS Global Equity Portfolio
   AST MFS Growth Portfolio
   AST Mid-Cap Value Portfolio
   AST Money Market Portfolio
   AST Neuberger Berman/LSV Mid-Cap Value Portfolio
   AST Neuberger Berman Mid-Cap Growth Portfolio
   AST Parametric Emerging Markets Equity Portfolio
   AST PIMCO Limited Maturity Bond Portfolio
   AST PIMCO Total Return Bond Portfolio
   AST Preservation Asset Allocation Portfolio
   AST QMA US Equity Alpha Portfolio
   AST Schroders Multi-Asset World Strategies Portfolio
   AST Small-Cap Growth Portfolio
   AST Small-Cap Value Portfolio
   AST T. Rowe Price Asset Allocation Portfolio
   AST T. Rowe Price Global Bond Portfolio
   AST T. Rowe Price Large-Cap Growth Portfolio
   AST T. Rowe Price Natural Resources Portfolio
   AST Western Asset Core Plus Bond Portfolio

 Franklin Templeton Variable Insurance Products Trust
   Franklin Templeton VIP Founding Funds Allocation Fund

CONTENTS
GLOSSARY OF TERMS...............................................................
SUMMARY OF CONTRACT FEES AND CHARGES............................................
EXPENSE EXAMPLES................................................................
SUMMARY.........................................................................
INVESTMENT OPTIONS..............................................................
 VARIABLE INVESTMENT OPTIONS....................................................
 MARKET VALUE ADJUSTMENT OPTION...............................................
GUARANTEE PERIOD TERMINATION …………………………………..
 RATES FOR DCA MVA OPTIONS..........................................................
 MARKET VALUE ADJUSTMENT........................................................
FEES, CHARGES AND DEDUCTIONS....................................................
ANNUITY PAYMENT OPTION CHARGES.................................................
 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES......................................
PURCHASING YOUR ANNUITY.........................................................
 REQUIREMENTS FOR PURCHASING THE ANNUITY........................................
 DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY.........................
 RIGHT TO CANCEL................................................................
 SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT......................
 SALARY REDUCTION PROGRAMS......................................................
MANAGING YOUR ANNUITY...........................................................
 CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS...........
MANAGING YOUR ACCOUNT VALUE.....................................................
 DOLLAR COST AVERAGING PROGRAMS.................................................
 6 OR 12 MONTH DOLLAR COST AVERAGING PROGRAM.............................
 AUTOMATIC REBALANCING PROGRAMS................................................
 FINANCIAL  PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS..........
 RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS..........................
ACCESS TO ACCOUNT VALUE.........................................................
 TYPES OF DISTRIBUTIONS AVAILABLE TO YOU........................................
 TAX IMPLICATIONS FOR DISTRIBUTIONS.............................................
 FREE WITHDRAWAL AMOUNTS........................................................
 SYSTEMATIC WITHDRAWALS  DURING THE ACCUMULATION PERIOD..........
 SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE.
 REQUIRED MINIMUM DISTRIBUTIONS.................................................
SURRENDERS......................................................................
 SURRENDER VALUE................................................................
MEDICALLY-RELATED SURRENDERS...................................................
ANNUITY OPTIONS.................................................................
 LIVING BENEFITS.................................................................
 [TO BE FILED BY AMENDMENT   ................
 [TO BE FILED BY AMENDMENT]  .......
 DEATH BENEFIT......................
 TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT........................................
EXCEPTIONS TO AMOUNT OF DEATH BENEFIT …………………………………..
 DEATH BENEFIT AMOUNT...........................................................
SPOUSAL CONTINUATION OF ANNUITY …………………………………………………
 PAYMENT OF DEATH BENEFIT........................................................
BENEFICIARY CONTINUATION OPTION …………………………………………………….
VALUING YOUR INVESTMENT...........................................................
 VALUING THE SUB-ACCOUNTS.........................................................
 PROCESSING AND VALUING TRANSACTIONS..............................................
TAX CONSIDERATIONS................................................................
OTHER INFORMATION.................................................................
 PRUCO LIFE AND THE SEPARATE ACCOUNT..............................................
 LEGAL STRUCTURE OF THE UNDERLYING FUNDS..........................................
 DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE..................................
 FINANCIAL STATEMENTS.............................................................
 INDEMNIFICATION..................................................................
 LEGAL PROCEEDINGS................................................................
 CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION........................
HOW TO CONTACT US................................................................

APPENDIX E –HYPOTHETICAL EXAMPLES OF OPERATION OF PREMIUM BASED CHARGE AND CONTINGENT DEFERRED SALES CHARGE ………………………………………………………………………………………….. E-1

11/8/2010 3:18 PM

GLOSSARY OF TERMS

We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

Account Value:  The total value of all allocations to the Sub-accounts and the DCA MVA Options on any Valuation Day. The Account Value is determined separately for each Sub-account and for each DCA MVA Option, and then totaled to determine the Account Value for your entire Annuity. The Account Value of each DCA MVA Option will be calculated using any applicable MVA.

Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

Annuitant:  The natural person upon whose life annuity payments payable to the Owner are based.

Annuitization:  Annuitization is the process by which you "annuitize" your Unadjusted Account Value. When you annuitize, we apply the Unadjusted Account Value to one of the available annuity options to begin making periodic payments to the Owner.

Annuity Date:  The date on which we apply your Unadjusted Account Value to the applicable annuity option and begin the payout period.  As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the "Latest Annuity Date."

Annuity Year:  The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of the Annuity.

Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

Contingent Deferred Sales Charge (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a "contingent" charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

Dollar Cost Averaging ("DCA") MVA Option: An Investment Option that offers a fixed rate of interest for a specified period. The DCA MVA Option is used only with our 6 or 12 Month Dollar Cost Averaging Program, under which the Purchase Payments that you have allocated to that DCA MVA Option are transferred to the designated Sub-accounts over a 6 month or 12 month period. Withdrawals or transfers from the DCA MVA Option generally will be subject to a Market Value Adjustment if made other than pursuant to the 6 or 12 month DCA Program.

Due Proof Of Death:  Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary.  In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your "Right to Cancel."

Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory.  An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

Guarantee Period: The period of time during which we credit a fixed rate of interest to a DCA  MVA Option.

Investment Option: A Sub-account or other option available as of any given time to which Account Value may be allocated.

Issue Date: The effective date of your Annuity.

Key Life: Under the Beneficiary Continuation Option,  the person whose life expectancy is used to determine the required distributions.

Market Value Adjustment ("MVA"): A positive or negative adjustment used to determine the Account Value of a DCA MVA Option.

Owner: The Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.

Payout Period:  The period starting on the Annuity Date and during which annuity payments are made.

Premium Based Charge:  A charge that is deducted on each Quarterly Annuity Anniversary from your Account Value, during the first seven years after each Purchase Payment is made.

Purchase Payment: A cash consideration (a “premium”) in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

Quarterly Annuity Anniversary:  Each successive three-month anniversary of the Issue Date of the Annuity.

 Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the cover page of the Annuity contract for the Service Office address.

Separate Account: Referred to as the "Variable Separate Account" in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

Sub-account: A division of the Separate Account.

Surrender Value: The Account Value (which includes the effect of any MVA) less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Unadjusted Account Value: The Unadjusted Account Value is equal to the Account Value prior to the application of any MVA.

Unit: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

We, Us, Our: Pruco Life Insurance Company.

You, Your: The Owner(s) shown in the Annuity.

11/8/2010 3:18 PM

SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity. The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, take a partial withdrawal, or transfer Account Value between the Investment Options. State premium taxes also may be deducted.

                      -----------------------------------
ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE1,5

The Contingent Deferred Sales Charge (“CDSC” ) for each Purchase Payment is a percentage of the Purchase Payment being withdrawn.  The charge decreases as the Purchase Payment ages.    The schedule of CDSCs applicable to a Purchase Payment is based on the total of all Purchase Payments allocated to the Annuity, including the full amount of the “new” Purchase Payment, when the Purchase Payment is allocated.  Purchase Payments are not reduced by withdrawals for purposes of determining the applicable schedule of CDSCs.

[to be filed by amendment]

  Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. Please see Appendix E for examples of the operation of the CDSC.

Transfer Fee1                                           $10
       -----------------------------------------------------------------
Tax Charge                      0% To 3.5%
 (Current)2

1  Currently, we deduct the fee after the 20th transfer each Annuity Year.
2  Currently, we only deduct the tax charge upon Annuitization in certain states. We reserve the right to deduct the charge  at the time the Purchase Payment is allocated to the annuity , upon a full surrender of the Annuity, or upon Annuitization.

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.

PERIODIC FEES AND CHARGES

ANNUAL MAINTENANCE FEE[1,3]:  Lesser of $50 or 2% of  the Unadjusted Account Value.

PREMIUM BASED CHARGE4,5.  The Premium Based Charge applicable to a Purchase Payment is determined by multiplying (1) the amount of that Purchase Payment by (2) its associated Premium Based Charge percentage, as shown in the table below.

PREMIUM BASED CHARGE:

[to be filed by amendment]

Annualized Fees/Charges
(assessed daily as a percentage of the net assets of the Sub-accounts)
 Fee/Charge

Mortality & Expense
Risk Charge:
                                                         [to be filed by amendment]
Administration
Charge                                             [to be filed by amendment]

Total Annualized
Insurance Charge: [2,3]
                                                          [to be filed by amendment]

 1  Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the total of all  Purchase Payments at the time the fee is due is less than $50,000.
 2  The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge.
 3  For Beneficiaries who elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Unadjusted Account Value and is only applicable if Unadjusted Account Value is less than $25,000 at the time the fee is assessed. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.
 4  Each Purchase Payment is subject to a Premium Based Charge for a 7 year period following the date the Purchase Payment is allocated to the Annuity.  The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date.  For Purchase Payments allocated to the Annuity before the first Quarterly Annuity Anniversary, the Premium Based Charge for each Purchase Payment is based on the total of all such Purchase Payments received up to and including the Valuation Day before the first Quarterly Annuity Anniversary.  Please see the Fees and Charges section for details and Appendix E for examples of the operation of the Premium Based Charge.

5 The different tiers of Premium Based Charges, and Contingent Deferred Sales Charges,  referred to as “breakpoints”, are shown in the tables above. If a portion of a Purchase Payment results in total Purchase Payments that cross into a new Purchase Payment tier (as set forth in the tables above), then the entire Purchase Payment will be subject to the Premium Based Charge (or Contingent Deferred Sales Charge) applicable to that tier. With respect to the Premium Based Charge, Purchase Payments received on or after the first Quarterly Annuity Anniversary  that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow.  Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not be reduced even if additional Purchase Payments are made or withdrawals are taken. Similarly, a Purchase Payment that falls into a particular breakpoint for purposes of the Contingent Deferred Sales Charge remains subject to the CDSC schedule applicable to all Purchase Payments falling within that breakpoint.  Please see Appendix E for examples of the operation of the Premium Based Charge and the Contingent Deferred Sales Charge.

YOUR OPTIONAL BENEFIT FEES AND CHARGES [1,2]

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.

YOUR OPTIONAL BENEFIT FEES AND CHARGES
OPTIONAL BENEFIT	ANNUALIZED OPTIONAL BENEFIT FEE/CHARGE1	TOTAL ANNUALIZED CHARGE2
[TO BE FILED BY AMENDMENT]

Maximum Charge3
(assessed against greater of Unadjusted Account Value and Protected Withdrawal Value)

Current Charge
(assessed against greater of Unadjusted Account Value and Protected Withdrawal Value)

	[to be filed by amendment]% [to be filed by amendment]%	[to be filed by amendment]% [to be filed by amendment]%
[TO BE FILED BY AMENDMENT]

Maximum Charge3 (assessed against greater of Unadjusted Account Value and Protected Withdrawal Value)

Current Charge
(assessed against greater of Unadjusted Account Value and Protected Withdrawal Value)
	[to be filed by amendment]% [to be filed by amendment]%	[to be filed by amendment]% [to be filed by amendment]%

1  The charge for each of [to be filed by amendment]Benefit and [to be filed by amendment]Benefit is assessed against the greater of Unadjusted Account Value and the Protected Withdrawal Value (PWV).
2  HOW THE OPTIONAL BENEFIT FEES AND CHARGES ARE DETERMINED
FOR [to be filed by amendment]BENEFIT AND [to be filed by amendment] BENEFIT: The charge is taken out of the Sub-accounts. The [to be filed by amendment]% optional benefit charge is in addition to the [to be filed by amendment] % Insurance Charge  of amounts invested in the Sub-accounts.
 3  We reserve the right to increase the charge to the maximum charge indicated, upon any step-up under the benefit. We also reserve the right to increase the charge to the maximum charge indicated if you elect or re-add the benefit post-issue.

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("portfolios") as of December 31, 2010.  Each figure is stated as a percentage of the underlying portfolio's average daily net assets.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

	MINIMUM	MAXIMUM
Total Portfolio Operating Expense	[ ]%	[ ]%
              ----------------------------------------------------

The following are the total annual expenses for each underlying portfolio as of December 31, 2010, except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying portfolio's investment management fee, other expenses, any 12b-1 fees and certain other expenses. Each figure is stated as a percentage of the underlying portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the underlying portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the portfolio before it provides Pruco Life with the daily net asset value. The portfolio information was provided by the portfolios and has not been independently verified by us. See the prospectuses and or statements of additional information of the portfolios for further details.

For the year ended December 31, 2010
Funds	Management Fees	Other Expenses	Distribution (12b-1) Fees	Dividend Expense on Short Sales	Broker Fees and Expenses on Short Sales	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Operating Expenses	Fee waiver or expense reimbursement	Net Annual Fund operating expenses
AST Academic Strategies Asset Allocation
AST Advanced Strategies
AST AllianceBernstein Core Value
AST AllianceBernstein Growth & Income
AST American Century Income & Growth
AST Balanced Asset Allocation
AST BlackRock Value
AST Capital Growth Asset Allocation
AST CLS Growth Asset Allocation
AST CLS Moderate Asset Allocation
AST Cohen & Steers Realty
AST Large-Cap Value
AST Federated Aggressive Growth
AST FI Pyramis® Asset Allocation
AST First Trust Balanced Target
AST First Trust Capital Appreciation Target
AST Global Real Estate
AST Goldman Sachs Concentrated Growth
AST Goldman Sachs Mid-Cap Growth
AST Goldman Sachs Small-Cap Value
AST High Yield
AST Horizon Growth Asset Allocation
AST Horizon Moderate Asset Allocation
AST International Growth
AST International Value
AST Investment Grade Bond
AST Jennison Large-Cap Growth
AST Jennison Large-Cap Value
AST JPMorgan International Equity
AST J.P. Morgan Strategic Opportunities
AST Large-Cap Value
AST Lord Abbett Bond-Debenture
AST Marsico Capital Growth
AST Mid-Cap Value
AST MFS Global Equity
AST MFS Growth
AST Money Market
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman / LSV Mid-Cap Value
AST Parametric Emerging Markets Equity
AST PIMCO Limited Maturity Bond
AST PIMCO Total Return Bond
AST Preservation Asset Allocation
AST QMA US Equity Alpha
AST Schroders Multi-Asset World Strategies
AST Small-Cap Growth
AST Small-Cap Value
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST T. Rowe Price Large Cap Growth
AST T. Rowe Price Natural Resources
AST Western Asset Core Plus Bond
Franklin Templeton Variable Insurance Products Trust
Franklin Templeton VIP Founding Funds Allocation Fund - Class

EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Pruco Life Annuity with the cost of investing in other Pruco Life Annuities and/or other variable annuities. Below are examples for the Annuity showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for the Annuity as described in "Summary of Contract Fees and Charges."

•	Insurance Charge
•	Premium Based Charge
•	Contingent Deferred Sales Charge (when and if applicable)
•	Annual Maintenance Fee
•	Optional benefit fees

 The examples also assume the following for the period shown:

•	You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2010, and those expenses remain the same each year*
•	For each charge, we deduct the maximum charge rather than the current charge
•	You make no withdrawals of Account Value
•	You make no transfers, or other transactions for which we charge a fee
•	No tax charge applies

Amounts shown in the examples are rounded to the nearest dollar.

 *  Note:  Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection,  the applicable jurisdiction, and/or the selling firm.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL EXPENSES WILL BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

 Expense Examples are provided as follows:

If you surrender your annuity at the end of the applicable time period:

                                            1 YR                                                      3 YRS                      5 YRS                      10 YRS
 $_______ $______ $______ $________ [to be furnished in pre-effective amendment]

1 YR           3 YRS                      5 YRS                      10 YRS
                    $_____  $_____                   $_____  $_____ [to be furnished in pre-effective amendment]

11/8/2010 3:18 PM

SUMMARY

This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Your Financial  Professional can also help you if you have questions.

The Annuity: The variable annuity contract issued by Pruco Life is a contract between you, the Owner, and Pruco Life, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the variable annuity contract, the prospectus is a distinct document, and is not part of the contract.

The Annuity offers various investment portfolios. With the help of your Financial  Professional, you choose how to invest your money within your Annuity. Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in "underlying" mutual funds.

GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL  PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU, GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.

Purchase: Your eligibility to purchase the Annuity is based on your age and the amount of your initial Purchase Payment.  The "Maximum Age for Initial Purchase" applies to the oldest Owner and Annuitant as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity.   For this Annuity the maximum age is 80. The minimum initial Purchase Payment is $10,000.  See your Financial  Professional to complete an application.

After you purchase your Annuity, you will have a limited period of time during which you may cancel (or "Free Look") the purchase of your Annuity. Your request for a Free Look must be received in Good Order.

Please see "Requirements for Purchasing the Annuity" for more detail.

Investment Options: You may choose from a variety of variable Investment Options ranging from conservative to aggressive. The optional benefits may limit your ability to invest in the variable Investment Options otherwise available to you under the Annuity. Each of the underlying mutual funds is described in its own prospectus, which you should read before investing. There is no assurance that any variable Investment Option will meet its investment objective.

You may also allocate Purchase Payments  to the DCA MVA Option, an Investment Option that offers a fixed rate of interest for a specified period. The DCA MVA Option is used only with our 6 or 12 Month Dollar Cost Averaging Program, under which the Purchase Payments that you have allocated to that DCA MVA Option are transferred to the designated Sub-accounts over a 6 month or 12 month period. Withdrawals or transfers from the DCA MVA Option generally will be subject to a Market Value Adjustment if made other than pursuant to the 6 or 12 month DCA Program.

Please see "Investment Options," and "Managing Your Account Value" for information.

Access To Your Money: You can receive income by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). You may withdraw up to 10% of your Purchase Payments each Annuity Year  without being subject to a Contingent Deferred Sales Charge.

You may elect to receive income through annuity payments, also called "Annuitization". If you elect to receive annuity payments, you convert your Unadjusted Account Value into a stream of future payments. This means  you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs.

Please see "Access to Account Value" and "Annuity Options" for more information.

Optional Living Benefits
Guaranteed Lifetime Withdrawal Benefits. We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of "Protected Withdrawal Value", even if your Account Value falls to zero. The Protected Withdrawal Value is not the same as your Account Value, and it is not available for a lump sum withdrawal. If you withdraw more than the allowable amount during any year (referred to as "Excess Income"), your future level of guaranteed withdrawals decreases.

These benefits are:
 [to be filed by amendment]Benefit
 [to be filed by amendment]Benefit

As part of these benefits you may invest only in certain permitted Investment Options. These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Under the pre-determined mathematical formula, your Account Value may be transferred between certain "permitted Sub-accounts" on the one hand and the AST Investment Grade Bond Sub-account on the other hand. Please see the applicable optional benefits section as well as the Appendix B to this prospectus for more information on the formula.

Death Benefit: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Annuity offers a death benefit generally equal to the greater of Unadjusted Account Value and Purchase Payments (adjusted for withdrawals).   The calculation  of the death benefit may be different if you elect  [to be filed by amendment] or[to be filed by amendment].

Please see "Death Benefits" for more information.

Fees and Charges: Each Annuity, and the optional living benefits, are subject to certain fees and charges, as discussed in the "Summary of Contract Fees and Charges" table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

What does it mean that my annuity is "tax-deferred"? Variable annuities are "tax deferred", meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase the Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

Market Timing: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled "Restrictions on Transfers Between Investment Options."

Other Information:  Please see the section entitled "General Information" for more information about the Annuity, including legal information about Pruco Life, the Separate Account, and underlying funds.

INVESTMENT OPTIONS

The Investment Options under each Annuity consist of the Sub-accounts and the DCA MVA Options. Each Sub-account invests in an underlying portfolio whose share price generally fluctuates each Valuation Day. The portfolios that you select, among those that are available, are your choice - we do not provide investment advice, nor do we recommend any particular portfolio. You bear the investment risk for amounts allocated to the portfolios.

In contrast to the Sub-accounts, Account Value allocated to a DCA MVA Option earns a fixed rate of interest. We guarantee both the stated amount of interest and the principal amount of your Account Value in a DCA MVA Option, so long as you remain invested in the DCA MVA Option for the duration of the Guarantee Period.  In general, if you withdraw Account Value prior to the end of the DCA MVA Option's Guarantee Period, you will be subject to a Market Value Adjustment or "MVA", which can be positive or negative.

As a condition of participating in the optional living benefits, you may be restricted from investing in certain Sub-accounts. We describe those restrictions below. In addition, the optional living benefits (e.g.,[to be filed by amendment]) employ a pre-determined mathematical formula, under which money is transferred between your chosen Sub-accounts and a bond portfolio (e.g., the AST Investment Grade Bond Portfolio). You should be aware that the operation of the formula could impact the expenses and performance of the portfolios. Specifically, because transfers to and from the portfolios can be frequent and the amount transferred can vary, the portfolios could experience the following effects, among others: (a) they may be compelled to hold a larger portion of assets in highly liquid securities than they otherwise would, which could diminish performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held (b) they may experience higher portfolio turnover, which generally will increase the portfolios' expenses and (c) if they are compelled by the formula to sell securities that are thinly-traded, such sales could have a significant impact on the price of such securities. Please consult the prospectus for the applicable portfolio for additional information about these effects.

In this section, we describe the portfolios. We then discuss the investment restrictions that apply if you elect certain optional benefits. Finally, we discuss the DCA MVA Options.

VARIABLE INVESTMENT OPTIONS
Each Variable Investment Option is a Sub-account of the Pruco Life Flexible Premium Variable Annuity Account (see "Pruco Life and the Separate Account" for more detailed information). Each Sub-account invests exclusively in one portfolio. You should carefully read the prospectus for any portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the portfolios based on our assessment of their investment style. The chart also provides a description of each portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. Please note: certain variable investment options may not be available with your Annuity.

Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection. Thus, if you selected particular optional benefits, you would be precluded from investing in certain portfolios and therefore would not receive investment appreciation (or depreciation) affecting those portfolios. Please see the Additional Information section, under the heading concerning "Service Fees Payable to Pruco Life" for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates.

The portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the portfolio may have been modeled after at its inception.

Certain retail mutual funds may also have been modeled after a portfolio.  While the investment objective and policies of the retail mutual funds and the portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the portfolios are found in the prospectuses for the portfolios. The current prospectuses and statements of additional information for the underlying Portfolios can be obtained by calling 1-888-pru-2888. Please read the prospectus carefully before investing.

The name of the advisor/sub-advisor for each portfolio appears next to the description. Those portfolios whose name includes the prefix "AST" are portfolios of the Advanced Series Trust. The portfolios of the Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life.  However, one or more sub-advisors, as noted below, is engaged to conduct day-to-day management.

You may select portfolios individually, create your own combination of portfolios, or select from among combinations of portfolios that we have created called "Prudential Portfolio Combinations." Under Prudential Portfolio Combinations, each Portfolio Combination consists of several asset allocation portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under "Additional Purchase Payments." Once you have selected a Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation portfolio may vary from the Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the portfolios within the Portfolio Combination. However, you may elect to participate in an automatic rebalancing program, under which we would transfer Account Value periodically so that your Account Value allocated to the Sub-accounts is brought back to the exact percentage allocations stipulated by the Portfolio Combination you elected. Please see "Automatic Rebalancing Programs" below for details about how such a program operates. If you are participating in an optional living benefit (such as[to be filed by amendment]) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing in addition to Prudential Portfolio Combinations, you should be aware that: (a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that existed originally as part of Prudential Portfolio Combinations.

If you are interested in a Portfolio Combination, you should work with your Financial  Professional to select the Portfolio Combination that is appropriate for you, in light of your investment time horizon, investment goals and expectations and market risk tolerance, and other relevant factors. Some selling firms may not offer Prudential Portfolio Combinations.  In providing these Portfolio Combinations, we are not providing investment advice. You are responsible for determining which Portfolio Combination or Sub-account(s) is best for you. Asset allocation does not ensure a profit or protect against a loss.

INVESTMENT OBJECTIVE/POLICIES	STYLE/TYPE	PORTFOLIO ADVISOR/SUB-ADVISOR
ADVANCED SERIES TRUST
AST Academic Strategies Asset Allocation Portfolio: seeks long term capital appreciation.  The Portfolio is a multi-asset class fund that pursues both top-down asset allocation strategies and bottom-up selection of securities, investment managers, and mutual funds.  Under normal circumstances, approximately 60% of the assets will be allocated to traditional asset classes (including US and international equities and bonds) and approximately 40% of the assets will be allocated to nontraditional asset classes (including real estate, commodities, and alternative strategies). Those percentages are subject to change at the discretion of the advisor.

Asset Allocation
AlphaSimplex Group, LLC;  First Quadrant L.P.;  Jennison Associates LLC; Mellon Capital Management Corporation; Pacific Investment Management Company LLC (PIMCO); Prudential Bache Asset Management, Incorporated; Prudential Investments LLC; Quantitative Management Associates LLC, AQR Capital Management, LLC, CNH Partners, LLC

AST Advanced Strategies Portfolio: seeks a high level of absolute return. The Portfolio invests in traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed income securities, derivative instruments and exchange traded funds.  The asset allocation generally provides for an allotment of 60% of the portfolio assets to a combination of domestic and international equity strategies and the remaining 40% of assets in a combination of U.S. fixed income, hedged international bond, real return assets and exchange-traded funds.  The manager will allocate the assets of the portfolio across different investment categories and subadvisors.

Asset Allocation
LSV Asset Management; Marsico Capital Management, LLC; Pacific Investment Management Company LLC (PIMCO); T. Rowe Price Associates, Inc.; William Blair & Company, LLC; Quantitative Management Associates LLC

AST AllianceBernstein Core Value Portfolio: seeks long-term capital growth by investing primarily in common stocks.  The subadvisor expects that the majority of the Portfolio's assets will be invested in the common stocks of large companies that appear to be undervalued.  Among other things, the Portfolio seeks to identify compelling buying opportunities created when companies are undervalued on the basis of investor reactions to near-term problems or circumstances even though their long-term prospects remain sound.  The subadvisor seeks to identify individual companies with cash flow potential that may not be recognized by the market at large.
	Large Cap Value	AllianceBernstein L.P.
AST AllianceBernstein Growth & Income Portfolio: seeks long-term growth of capital and income while attempting to avoid excessive fluctuations in market value. The Portfolio normally will invest in common stocks (and securities convertible into common stocks).  The subadvisor will take a value-oriented approach, in that it will try to keep the Portfolio’s assets invested in securities that are selling at reasonable valuations in relation to their fundamental business prospects.
	Large Cap Value	AllianceBernstein L.P.
AST American Century Income & Growth Portfolio: seeks capital growth with current income as a secondary objective.  The Portfolio invests primarily in common stocks that offer potential for capital growth, and may, consistent with its investment objective, invest in stocks that offer potential for current income.  The subadvisor utilizes a quantitative management technique with a goal of building an equity portfolio that provides better returns than the S&P 500 Index without taking on significant additional risk and while attempting to create a dividend yield that will be greater than the S&P 500 Index.
	Large Cap Value	American Century Investment Management, Inc.
AST Balanced Asset Allocation Portfolio:  seeks to obtain total return consistent with its specified level of risk..  The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, the underlying portfolios, of the Advanced Series Trust and certain affiliated money market funds.  Under normal market conditions, the Portfolio will devote approximately 60% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 52.5% to 67.5%), and 40% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 32.5% to 47.5%).  The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.
	Asset Allocation	Prudential Investments LLC; Quantitative Management Associates LLC
AST BlackRock Value Portfolio: seeks maximum growth of capital by investing primarily in the value stocks of larger companies.  The Portfolio pursues its objective, under normal market conditions, by primarily investing at least 80% of the value of its assets in the equity securities of large-sized companies included in the Russell 1000® Value Index.  The subadvisor employs an investment strategy designed to maintain a portfolio of equity securities which approximates the market risk of those stocks included in the Russell 1000® Value Index, but which attempts to outperform the Russell 1000® Value Index through active stock selection.
	Large Cap Value	BlackRock Investment Management, LLC.
AST Capital Growth Asset Allocation Portfolio:  seeks to obtain total return consistent with its specified level of risk.  The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, the underlying portfolios, of the Advanced Series Trust and certain affiliated money market funds.  Under normal market conditions, the Portfolio will devote approximately 75% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 67.5% to 80%), and 25% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 20.0% to 32.5%).  The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.
	Asset Allocation	Prudential Investments LLC; Quantitative Management Associates LLC
AST CLS Growth Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance.  Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs).  Under normal market conditions, the Portfolio will devote from 60% to 80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.
	Asset Allocation	CLS Investments, LLC
AST CLS Moderate Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance.  Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs).  Under normal market conditions, the Portfolio will devote from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.
	Asset Allocation	CLS Investments, LLC
AST Cohen & Steers Realty Portfolio: seeks to maximize total return through investment in real estate securities.  The Portfolio pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets in common stocks and other equity securities issued by real estate companies, such as real estate investment trusts (REITs).  Under normal circumstances, the Portfolio will invest substantially all of its assets in the equity securities of real estate companies, i.e., a company that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of real estate or that has at least 50% of its assets in real estate. Real estate companies may include real estate investment trusts (REITs).
	Specialty	Cohen & Steers Capital Management, Inc.
AST Federated Aggressive Growth Portfolio: seeks capital growth.  The Portfolio pursues its investment objective by investing primarily in the stocks of small companies that are traded on national security exchanges, NASDAQ stock exchange and the over-the-counter-market.  Small companies will be defined as companies with market capitalizations similar to companies in the Russell 2000 and S&P 600 Small Cap Index.
	Small Cap Growth	Federated Equity Management Company of Pennsylvania/ Federated Global Investment Management Corp.
AST FI Pyramis® Asset Allocation Portfolio: seeks to maximize potential total return.  In seeking to achieve the Portfolio's investment objective, the Portfolio's assets will be allocated across six uniquely specialized investment strategies (collectively, the Investment Strategies). The Portfolio will have four strategies that invest primarily in equity securities (i.e., the Equity Strategies), one fixed-income strategy (i.e., the Broad Market Duration Strategy), and one strategy designed to provide liquidity (i.e., the Liquidity Strategy).
	Asset Allocation	Pyramis Global Advisors, LLC a Fidelity Investments Company
AST First Trust Balanced Target Portfolio:  seeks long-term capital growth balanced by current income.  The Portfolio seeks to achieve its objective by investing approximately 65% in equity securities and approximately 35% in fixed income securities.  The Portfolio allocates the equity portion of the portfolio across five uniquely specialized strategies - The Dow® Target Dividend, the Value Line® Target 25, the Global Dividend Target 15, the NYSE® International Target 25, and the Target Small Cap. Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks.  The fixed income allocation is determined by the Dow Jones Income strategy which utilizes certain screens to select bonds from the Dow Jones Corporate Bond Index or like-bonds not in the index.
	Asset Allocation	First Trust Advisors L.P.
AST First Trust Capital Appreciation Target Portfolio:  seeks long-term capital growth.  The Portfolio seeks to achieve its objective by investing approximately 80% in equity securities and approximately 20% in fixed income securities.  The portfolio allocates the equity portion of the portfolio across five uniquely specialized strategies – the Value Line® Target 25, the Global Dividend Target 15, the Target Small-Cap, the NASDAQ® Target 15, and the NYSE® International Target 25.  Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks.  The fixed income allocation is determined by the Dow Jones Income strategy which utilizes certain screens to select bonds from the Dow Jones Corporate Bond Index or like-bonds not in the index.
	Asset Allocation	First Trust Advisors L.P.
AST Goldman Sachs Concentrated Growth Portfolio: seeks long-term growth of capital.  The Portfolio will pursue its objective by investing primarily in equity securities of companies that the subadvisor believes have the potential to achieve capital appreciation over the long-term.  The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, in approximately 30 – 45 companies that are considered by the subadvisor to be positioned for long-term growth.
	Large Cap Growth	Goldman Sachs Asset Management, L.P.
AST Goldman Sachs Mid-Cap Growth Portfolio: seeks long-term growth of capital.  The Portfolio pursues its investment objective, by investing primarily in equity securities selected for their growth potential, and normally invests at least 80% of the value of its assets in medium-sized companies.  Medium-sized companies are those whose market capitalizations (measured at the time of investment) fall within the range of companies in the Russell Mid-cap Growth Index.  The subadvisor seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.
	Mid Cap Growth	Goldman Sachs Asset Management, L.P.
AST Goldman Sachs Small-Cap Value Portfolio:seeks long-term capital appreciation.  The Portfolio will seek its objective through investments primarily in equity securities that are believed to be undervalued in the marketplace.  The Portfolio will invest, under normal circumstances, at least 80% of the value of its assets plus any borrowings for investment purposes in small capitalization companies.  The 80% investment requirement applies at the time the Portfolio invests its assets.  The Portfolio generally defines small capitalization companies as companies with market capitalizations that are within the range of the Russell 2000 Value Index at the time of purchase.
	Small Cap Value	Goldman Sachs Asset Management, L.P.
AST Global Real Estate Portfolio: seeks capital appreciation and income.  The Portfolio will normally invest at least 80% of its liquid assets (net assets plus any borrowing made for investment purposes) in equity-related securities of real estate companies.  The Portfolio will invest in equity-related securities of real estate companies on a global basis and the Portfolio may invest up to 15% of its net assets in ownership interests in commercial real estate through investments in private real estate.
	Specialty	Prudential Real Estate Investors
AST High Yield Portfolio: seeks maximum total return, consistent with preservation of capital and prudent investment management.  The Portfolio will invest, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in non-investment grade high yield, fixed-income investments which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Non-investment grade investments are financial instruments rated Ba or lower by a Moody’s Investors Services, Inc. or equivalently rated by Standard Poor’s Corporation, or Fitch, or, if unrated, determined by the subadvisor to be of comparable quality.
	Fixed Income	J.P. Morgan Investment Management, Inc., Prudential Investment Management, Inc.
AST Horizon Growth Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance.  Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs).  Under normal market conditions, the Portfolio will devote from 60% to 80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.
	Asset Allocation	Horizon Investments, LLC
AST Horizon Moderate Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance.  Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs).  Under normal market conditions, the Portfolio will devote from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.
	Asset Allocation	Horizon Investments, LLC
AST International Growth Portfolio: seeks long-term capital growth.  Under normal circumstances, the Portfolio invests at least 80% of the value of its assets in securities of issuers that are economically tied to countries other than the United States.  Although the Portfolio intends to invest at least 80% of its assets in the securities of issuers located outside the United States, it may at times invest in U.S. issuers and it may invest all of its assets in fewer than five countries or even a single country.  The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth.
	International Equity	Marsico Capital Management, LLC; William Blair & Company, LLC
AST International Value Portfolio: seeks long-term capital appreciation. The Portfolio normally invests at least 80% of the Portfolio’s assets in equity securities.  The Portfolio will invest at least 65% of its net assets in the equity securities of companies in at least three different countries, without limit as to the amount of assets that may be invested in a single country.
	International Equity	LSV Asset Management; Thornburg Investment Management, Inc.
AST Investment Grade Bond Portfolio: seeks to maximize total return, consistent with the preservation of capital and liquidity needs  to meet the parameters established to support the  [to be filed by amendment]benefits  and certain other benefits no longer available.  Please note that you may not make purchase payments to this Portfolio, and that this Portfolio is available only with certain living benefits.
	Fixed Income	Prudential Investment Management, Inc.
AST Jennison Large-Cap Growth Portfolio: seeks long-term growth of capital.  Under normal market conditions, the Portfolio will invest at least 80% of its investable assets in the equity and equity-related securities of large-capitalization companies measured, at the time of purchase, to be within the market capitalization of the Russell 1000® Index.  In deciding which equity securities to buy, the subadvisor will use a growth investment style and will invest in stocks it believes could experience superior sales or earnings growth, or high returns on equity and assets.  Stocks are selected on a company-by-company basis using fundamental analysis.   The companies in which the subadvisor will invest generally tend to have a unique market niche, a strong new product profile or superior management.

	Large Cap Growth	Jennison Associates LLC
AST Jennison Large-Cap Value Portfolio: seeks capital appreciation.  Under normal market conditions, the Portfolio will invest at least 80% of its investable assets in the equity and equity-related securities of large-capitalization companies measured, at the time of purchase, to be within the market capitalization of the Russell 1000® Index.  In deciding which equity securities to buy, the subadvisor will use a value investment style and will invest in common stocks that it believes are being valued at a discount to their true worth, as defined by the value of their earnings, free cash flow, the value of their assets, their private market value, or some combination of these factors.  The subadvisor will look for catalysts that will help unlock a common stock’s inherent value.
	Large Cap Value	Jennison Associates LLC
AST JPMorgan International Equity Portfolio: seeks long-term capital growth by investing in a diversified portfolio of international equity securities.  The Portfolio seeks to meet its objective by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of equity securities of companies located or operating in developed non-U.S. countries and emerging markets of the world.  The equity securities will ordinarily be traded on a recognized foreign securities exchange or traded in a foreign over-the-counter market in the country where the issuer is principally based, but may also be traded in other countries including the United States.
	International Equity	J.P. Morgan Investment Management, Inc.
AST J.P. Morgan Strategic Opportunities Portfolio (formerly AST UBS Dynamic Alpha Portfolio): seeks to maximize total return, consisting of capital appreciation and current income. The Portfolio invests in securities and financial instruments to gain exposure to global equity, global fixed income and cash equivalent markets, including global currencies.  The Portfolio may invest in equity and fixed income securities of issuers located within and outside the United States or in open-end investment companies advised by J.P. Morgan Investment Management, Inc., the Portfolio’s subadvisor, to gain exposure to certain global equity and global fixed income markets.
	Asset Allocation	J.P. Morgan Investment Management, Inc.
AST Large-Cap Value Portfolio: seeks current income and long-term growth of income, as well as capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets in common stocks of large capitalization companies.  Large capitalization companies are those companies with market capitalizations within the market capitalization range of the Russell 1000 Value Index.
	Large Cap Value	Eaton Vance Management; Hotchkis and Wiley Capital Management, LLC
AST Lord Abbett Bond-Debenture Portfolio: seeks high current income and the opportunity for capital appreciation to produce a high total return.  To pursue this objective under normal market conditions, the Fund will invest at least 80% of its net assets in bonds, debentures and other fixed income securities. The Fund’s investments primarily include the following types of securities and other financial instruments: U.S. investment grade fixed income securities; U.S. high yield securities (“non-investment grade” or “junk” bonds); foreign securities (including emerging market securities); convertible securities; mortgage-related and other asset-backed securities; and equity securities.  In addition, the Fund may invest in derivative instruments, such as options, futures contracts, forward contracts or swap agreements. The Fund may use such instruments in order seek to enhance returns, to attempt to hedge some of its investment risk, or as a substitute position for holding the underlying asset on which the derivative instrument is based.  The duration of the Fund's portfolio of debt securities will normally be between three and seven years, with an average effective portfolio maturity of five to twelve years.
	Fixed Income	Lord, Abbett & Co. LLC
AST Marsico Capital Growth Portfolio: seeks capital growth.  Income realization is not an investment objective and any income realized on the Portfolio’s investments, therefore, will be incidental to the Portfolio’s objective. The Portfolio will pursue its objective by investing primarily in common stocks of large companies that are selected for their growth potential.  Large capitalization companies are companies with market capitalizations within the market capitalization range of the Russell 1000 Growth Index.  In selecting investments for the Portfolio, the subadvisor uses an approach that combines "top down" macroeconomic analysis with "bottom up" stock selection.  The "top down" approach identifies sectors, industries and companies that may benefit from the trends the subadvisor has observed.  The subadvisor then looks for individual companies with earnings growth potential that may not be recognized by the market at large, utilizing a "bottom up" stock selection process.  The Portfolio will normally hold a core position of between 35 and 50 common stocks.  The Portfolio may hold a limited number of additional common stocks at times when the Portfolio manager is accumulating new positions, phasing out existing or responding to exceptional market conditions.
	Large Cap Growth	Marsico Capital Management, LLC
AST MFS Global Equity Portfolio: seeks capital growth.  Under normal circumstances the Portfolio invests at least 80% of its assets in equity securities.  The Portfolio may invest in the securities of U.S. and foreign issuers (including issuers in emerging market countries).  While the portfolio may invest its assets in companies of any size, the Portfolio generally focuses on companies with relatively large market capitalizations relative to the markets in which they are traded.
	International Equity	Massachusetts Financial Services Company
AST MFS Growth Portfolio: seeks long-term capital growth and future, rather than current income.  Under normal market conditions, the Portfolio invests at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.  The subadvisor uses a “bottom up” as opposed to a “top down” investment style in managing the Portfolio.
	Large Cap Growth	Massachusetts Financial Services Company
AST Mid Cap Value Portfolio: seeks to provide capital growth by investing primarily in mid-capitalization stocks that appear to be undervalued. The Portfolio generally invests, under normal circumstances, at least 80% of the value of its net assets in mid-capitalization companies.  Mid-capitalization companies are generally those that have market capitalizations, at the time of purchase, within the market capitalization range of companies included in the Russell Midcap® Value Index during the previous 12-months based on month-end data.
	Mid Cap Value	EARNEST Partners LLC; WEDGE Capital Management, LLP
AST Money Market Portfolio:seeks high current income while maintaining high levels of liquidity.  The Portfolio invests in high-quality, short-term, U.S. dollar denominated corporate, bank and government obligations.  The Portfolio will invest in securities which have effective maturities of not more than 397 days.
	Fixed Income	Prudential Investment Management, Inc.
AST Neuberger Berman Mid-Cap Growth Portfolio: seeks capital growth. Under normal market conditions, the Portfolio invests at least 80% of its net assets in the common stocks of mid-capitalization companies.  Mid-capitalization companies are those companies whose market capitalization is within the range of market capitalizations of companies in the Russell Midcap® Growth Index.  Using fundamental research and quantitative analysis, the subadvisor looks for fast-growing companies that are in new or rapidly evolving industries.  The Portfolio may invest in foreign securities (including emerging markets securities).
	Mid Cap Growth	Neuberger Berman Management LLC
AST Neuberger Berman / LSV Mid-Cap Value Portfolio: seeks capital growth.  Under normal market conditions, the Portfolio invests at least 80% of its net assets in the common stocks of medium capitalization companies.  For purposes of the Portfolio, companies with market capitalizations that fall within the range of the Russell Midcap® Value Index at the time of investment are considered medium capitalization companies.  Some of the Portfolio's assets may be invested in the securities of large-cap companies as well as in small-cap companies.  subadvisor Neuberger Berman looks for well-managed companies whose stock prices are undervalued and that may rise in price before other investors realize their worth.  LSV Asset Management (LSV) follows an active investment strategy utilizing a quantitative investment model to evaluate and recommend investment decisions for its portion of the Portfolio in a bottom-up, contrarian value approach
	Mid Cap Value	LSV Asset Management; Neuberger Berman Management LLC
AST Parametric Emerging Markets Equity Portfolio:  seeks long-term capital appreciation.  The Portfolio normally invests at least 80% of its net assets in equity securities of issuers (i) located in emerging market countries, which are generally those not considered to be developed market countries, or (ii) included (or considered for inclusion) as emerging markets issuers in one or more broad-based market indices.  Emerging markets countries include countries in Asia, Latin America, the Middle East, Southern Europe, Eastern Europe, Africa and the region formerly comprising the Soviet Union.  A company will be considered to be located in an emerging market country if it is domiciled in or derives more that 50% of its revenues or profits from emerging market countries.  The Portfolio seeks to employ a top-down, disciplined and structured investment process that emphasizes broad exposure and diversification among emerging market countries, economic sectors and issuers.
	International Equity	Parametric Portfolio Associates LLC
AST PIMCO Limited Maturity Bond Portfolio: seeks to maximize total return consistent with preservation of capital and prudent investment management.  The Portfolio will invest, under normal circumstances, at least 80% of the value of its net assets in fixed-income investments, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The average portfolio duration normally varies within a one –to-three year time-frame based on the subadvisor’s forecast of interest rates.
	Fixed Income	Pacific Investment Management Company LLC (PIMCO)
AST PIMCO Total Return Bond Portfolio: seeks to maximize total return consistent with preservation of capital and prudent investment management.  The Portfolio will invest, under normal circumstances, at least 80% of the value of its net assets in fixed income investments, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  The average portfolio duration normally varies within two years (+/-) of the duration of the Barclay’s Capital U.S. Aggregate Bond Index.
	Fixed Income	Pacific Investment Management Company LLC (PIMCO)
AST Preservation Asset Allocation Portfolio:  seeks to obtain total return consistent with its specified level of risk.  The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, the underlying portfolios, of the Advanced Series Trust and certain affiliated money market funds.  Under normal market conditions, the Portfolio will devote approximately 35% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 27.5% to 42.5%), and 65% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 57.5% to 72.5%).  The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.
	Asset Allocation	Prudential Investments LLC; Quantitative Management Associates LLC
AST QMA US Equity Alpha Portfolio: seeks long term capital appreciation. The portfolio utilizes a long/short investment strategy and will normally invest at least 80% of its net assets plus borrowings in equity and equity related securities of US issuers. The benchmark index is the Russell 1000® which is comprised of stocks representing more than 90% of the market cap of the US market and includes the largest 1000 securities in the Russell 3000® index.
	Large Cap Blend	Quantitative Management Associates LLC
AST Schroders Multi-Asset World Strategies Portfolio (formerly known as AST American Century Strategic Allocation Portfolio): seeks long-term capital appreciation through a global flexible asset allocation approach.  This asset allocation approach entails investing in traditional asset classes, such as equity and fixed-income investments, and alternative asset classes, such as investments in real estate, commodities, currencies, private equity, non-investment grade bonds, Emerging Market Debt and absolute return strategies.  The sub-advisor seeks to emphasize the management of risk and volatility. Exposure to different asset classes and investment strategies will vary over time based upon the sub advisor's assessments of changing market, economic, financial and political factors and events.
	Asset Allocation	Schroder Investment Management North America Inc.
AST Small-Cap Growth Portfolio: seeks long-term capital growth. The Portfolio pursues its objective by investing, under normal circumstances, at least 80% of the value of its assets in small-capitalization companies.  Small-capitalization companies are those companies with a market capitalization, at the time of purchase,  no larger than the largest capitalized company included in the Russell 2000® Growth Index at the time of the Portfolio’s investment.
	Small Cap Growth	Eagle Asset Management, Inc.
AST Small-Cap Value Portfolio: seeks to provide long-term capital growth by investing primarily in small-capitalization stocks that appear to be undervalued. The Portfolio invests, under normal circumstances, at least 80% of the value of its net assets in small capitalization stocks.  Small capitalization stocks are the stocks of companies with market capitalization that are within the market capitalization range of the Russell 2000® Value Index.  Securities of companies whose market capitalizations no longer meet the definition of small capitalization companies after purchase by the Portfolio will still be considered to be small capitalization companies for purposes of the Portfolio's policy of investing, under normal circumstances, at least 80% of the value of its assets in small capitalization companies.
	Small Cap Value	ClearBridge Advisors, LLC; J.P. Morgan Investment Management, Inc.; Lee Munder Capital Group, LLC
AST T. Rowe Price Asset Allocation Portfolio: seeks a high level of total return by investing primarily in a diversified portfolio of equity and fixed income securities.  The Portfolio normally invests approximately 60% of its total assets in equity securities and 40% in fixed income securities.  This mix may vary depending on the subadvisor’s outlook for the markets.  The subadvisor concentrates common stock investments in larger, more established companies, but the Portfolio may include small and medium-sized companies with good growth prospects.  The fixed income portion of the Portfolio will be allocated among investment grade securities, high yield or "junk" bonds, emerging market securities, foreign high quality debt securities and cash reserves.
	Asset Allocation	T. Rowe Price Associates, Inc.
AST T. Rowe Price Global Bond Portfolio: seeks to provide high current income and capital growth by investing in high-quality foreign and U.S. dollar-denominated bonds.  The Portfolio will invest at least 80% of its total assets in fixed income securities.  The Portfolio invests in all types of bonds, including those issued or guaranteed by U.S. or foreign governments or their agencies and by foreign authorities, provinces and municipalities as well as investment grade corporate bonds, mortgage-related and asset-backed securities, and high-yield bonds of U.S. and foreign issuers.  The Portfolio generally invests in countries where the combination of fixed-income returns and currency exchange rates appears attractive, or, if the currency trend is unfavorable, where the subadvisor believes that the currency risk can be minimized through hedging.  The Portfolio may also invest in convertible securities, commercial paper and bank debt and loan participations.  The Portfolio may invest up to 20% of its assets in the aggregate in below investment-grade, high-risk bonds ("junk bonds") and emerging market bonds.  In addition, the Portfolio may invest up to 30% of its assets in mortgage-related (including mortgage dollar rolls and derivatives, such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities.  The Portfolio may invest in futures, swaps and other derivatives in keeping with its objective.
	Fixed Income	T. Rowe Price International, Inc.
AST T. Rowe Price Large-Cap Growth Portfolio: seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.  The Portfolio takes a growth approach to investment selection and normally invests at least 80% of its net assets in the common stocks of large companies.  Large companies are defined as those whose market cap is larger than the median market cap of companies in the Russell 1000 Growth Index as of the time of purchase.
	Large Cap Growth	T. Rowe Price Associates, Inc.
AST T. Rowe Price Natural Resources Portfolio: seeks long-term capital growth primarily through investing in the common stocks of companies that own or develop natural resources (such as energy products, precious metals and forest products) and other basic commodities.  The Portfolio invests, under normal circumstances, at least 80% of the value of its assets in natural resource companies.  The Portfolio may also invest in non-resource companies with the potential for growth.  The Portfolio looks for companies that have the ability to expand production, to maintain superior exploration programs and production facilities, and the potential to accumulate new resources.  Although at least 50% of Portfolio assets will be invested in U.S. securities, up to 50% of total assets also may be invested in foreign securities.
	Specialty	T. Rowe Price Associates, Inc.
AST Western Asset Core Plus Bond Portfolio:  seeks to maximize total return, consistent with prudent investment management and liquidity needs.  The Portfolio’s current target average duration is generally 2.5 to 7 years.  The Portfolio pursues this objective by investing in all major fixed income sectors with a bias towards non-Treasuries.
	Fixed Income	Western Asset Management Company
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Templeton VIP Founding Funds Allocation Fund: Seeks capital appreciation, with income as a secondary goal. The Fund normally invests equal portions in Class 1 shares of Franklin Income Securities Fund; Mutual Shares Securities Fund; and Templeton Growth Securities Fund.
	Moderate Allocation	Franklin Templeton Services, LLC

Limitations With Optional Benefits
As a condition of your participating in the  optional living benefits, we limit  the Investment Options to which you may allocate your Account Value. Broadly speaking, we offer two groups of "Permitted Sub-accounts". Under the first group (Group I), you can choose from among several asset allocation portfolios and you are not subject to mandatory quarterly re-balancing. We call the second group (Group II) our “Custom Portfolios Program.” The Custom Portfolios Program offers a larger menu of portfolios, but you are subject to certain restrictions.  Specifically:

•	you must allocate at least 30% of your Account Value to certain fixed income portfolios (currently, the AST PIMCO Total Return Bond Portfolio and the AST Western Asset Core Plus Bond Portfolio); and
•	you may allocate up to 70% in the portfolios listed in the table below; and
•
on each benefit quarter (or the next Valuation Day, if the quarter-end is not a Valuation Day), we will automatically re-balance your Sub-accounts used with this Program, so that the percentages devoted to each portfolio remain the same as those in effect on the immediately preceding quarter-end, subject to the pre-determined mathematical formula inherent in the benefit. Note that on the first quarter-end following your participation in the Custom Portfolios Program, we will re-balance your Sub-accounts so that the percentages devoted to each portfolio remain the same as those in effect when you began the Custom Portfolios Program; and

•
between quarter-ends, you may re-allocate your Account Value among the Investment Options permitted within this category. If you reallocate, the next quarterly rebalancing will restore the percentages to those of your most recent reallocation.

While those who do not participate in any optional benefit generally may invest in any of the Investment Options described in the prospectus, only those who participate in the optional benefits listed in Group II below may participate in the Custom Portfolios
Program. If you participate in the Custom Portfolios Program, you may not participate in our Automatic Rebalancing Program. WE MAY MODIFY OR TERMINATE THE CUSTOM PORTFOLIOS PROGRAM AT ANY TIME. ANY SUCH MODIFICATION OR
 TERMINATION WILL (I) BE IMPLEMENTED ONLY AFTER WE HAVE NOTIFIED YOU IN ADVANCE, (II) NOT AFFECT THE GUARANTEES YOU HAD ACCRUED UNDER THE OPTIONAL BENEFIT OR YOUR ABILITY TO CONTINUE TO PARTICIPATE IN THOSE OPTIONAL BENEFITS, AND (III) NOT REQUIRE YOU TO TRANSFER ACCOUNT VALUE OUT OF ANY PORTFOLIO IN WHICH YOU PARTICIPATED IMMEDIATELY PRIOR TO THE MODIFICATION OR TERMINATION.  If you are not participating in the Custom Portfolios Program at the time of any modification or termination, or if you voluntarily transfer your Account Value out of the Custom Portfolios Program after any modification or termination, we may restrict your further eligibility to participate in the Custom Portfolios Program.

In the following tables, we set forth the optional benefits that you may have if you also participate in the Group I or Group II programs.

Group I: Allowable Benefit Allocations

[to be filed by amendment]                                                                    AST Academic Strategies Asset Allocation
                                                                                                                   AST Advanced Strategies
                                                                                                                   AST Balanced Asset Allocation
                                                                                                                  AST Capital Growth Asset Allocation
                                                                                                                  AST CLS Growth Asset Allocation
                                                                                                                  AST CLS Moderate Asset Allocation
                                                                                                                  AST FI Pyramis® Asset Allocation
                                                                                                                  AST First Trust Balanced Target
                                                                                                                  AST First Trust Capital Appreciation Target
                                                                                                                  AST Horizon Growth Asset Allocation
                                                                                                                  AST Horizon Moderate Asset Allocation
                                                                                                                  AST J.P. Morgan Strategic Opportunities
                                                                                                                  AST Preservation Asset Allocation
                                                                                                                  AST Schroders Multi-Asset World Strategies
                                                                                                                  AST T. Rowe Price Asset Allocation
                                                                                                                  Franklin Templeton VIP Founding Funds Allocation Fund

 Group II: Custom Portfolios Program

[to be filed by amendment]          AST Academic Strategies Asset Allocation
[to be filed by amendment]           AST Advanced Strategies
                                                          AST AllianceBernstein Core Value
                                                          AST AllianceBernstein Growth & Income
                                                         AST American Century Income & Growth
                                                         AST Balanced Asset Allocation
                                                        AST BlackRock Value
                                                       AST CLS Growth Asset Allocation
                                                      AST CLS Moderate Asset Allocation
                                                      AST Capital Growth Asset Allocation
                                                     AST Cohen & Steers Realty
                                                    AST Federated Aggressive Growth
                                                   AST FI Pyramis(R) Asset Allocation
                                                   AST First Trust Balanced Target
                                                  AST First Trust Capital Appreciation Target
                                                 AST Global Real Estate
                                                 AST Goldman Sachs Concentrated Growth
                                                 AST Goldman Sachs Mid-Cap Growth
                                                 AST Goldman Sachs Small-Cap Value
                                                 AST High Yield
                                                 AST Horizon Growth Asset Allocation
                                                 AST Horizon Moderate Asset Allocation
                                                 AST International Growth
                                                 AST International Value
                                                 AST Jennison Large-Cap Growth
                                                 AST Jennison Large-Cap Value
                                                 AST JP Morgan International Equity
                                                 AST J.P. Morgan Strategic Opportunities
                                                 AST Large-Cap Value
                                                 AST Lord Abbett Bond-Debenture
                                                 AST Marsico Capital Growth
                                                 AST MFS Global Equity
                                                AST MFS Growth
                                                AST Mid-Cap Value
                                                AST Money Market
                                               AST Neuberger Berman Mid-Cap Growth
                                               AST Neuberger Berman/LSV Mid-Cap Value
                                               AST Neuberger Berman Small-Cap Growth
                                               AST Parametric Emerging Markets Equity
                                              AST PIMCO Limited Maturity Bond
                                              AST PIMCO Total Return Bond
                                              AST Preservation Asset Allocation
                                             AST QMA US Equity Alpha
                                             AST Schroders Multi-Asset World Strategies
                                             AST Small-Cap Growth
                                             AST Small-Cap Value
                                             AST T. Rowe Price Asset Allocation
                                             AST T. Rowe Price Global Bond
                                             AST T. Rowe Price Large-Cap Growth
                                             AST T. Rowe Price Natural Resources
                                             AST Western Asset Core Plus Bond
                                             Franklin Templeton VIP Founding Funds Allocation Fund

MARKET VALUE ADJUSTMENT OPTION
We currently offer  DCA MVA Options.    The DCA MVA Options are used with our 6 or 12 Month DCA Program. Amounts allocated to the DCA MVA Options earn the declared rate of interest while the amount is transferred over a 6 or 12 month period into the Sub-accounts that you have designated.  A dollar cost averaging program does not assure a profit, or protect against a loss.

For a complete description of our 6 or 12 month DCA Program, see the applicable section of this prospectus within the section entitled "Managing Your Account Value."

We do not currently offer any long term MVA options.

GUARANTEE PERIOD TERMINATION
A DCA  MVA Option ends on the earliest of (a)  the date the entire amount in the DCA MVA Option is withdrawn or transferred (b) the Annuity Date (c) the date the Annuity is surrendered or (d) the date as of which a Death Benefit is determined, unless the Annuity is continued by a spousal Beneficiary.

RATES FOR DCA MVA OPTIONS
We do not have a single method for determining the fixed interest rates for the DCA MVA Options. In general, the interest rates we offer for the DCA MVA Options will reflect the investment returns available on the types of investments we make to support our fixed rate guarantees. These investment types may include cash, debt securities guaranteed by the United States government and its agencies and instrumentalities, money market instruments, corporate debt obligations of different durations, private placements, asset-backed obligations and municipal bonds. In determining rates we also consider factors such as the length of the Guarantee Period for the DCA MVA Options, regulatory and tax requirements, liquidity of the markets for the type of investments we make, commissions, administrative and investment expenses, our insurance risks in relation to the DCA MVA Options, general economic trends and competition. We also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to DCA MVA Options, and therefore, we credit lower interest rates due to the existence of these factors than we otherwise would.

The interest rate credited to a DCA MVA Option is the rate in effect when the Guarantee Period begins and does not change during the Guarantee Period. The rates are an effective annual rate of interest. We determine the interest rates for the DCA MVA Options. At the time that we confirm your DCA MVA Option, we will advise you of the interest rate in effect and the date your DCA MVA Option matures. We may change the rates we credit to new DCA MVA Options at any time. To inquire as to the current rates for the DCA MVA Options, please call 1-888-PRU-2888. DCA MVA Options may not be available in all States and are subject to a minimum rate.  The interest under a DCA MVA Option is credited daily  on a balance that declines as amounts are transferred, and therefore you do not earn interest on the full amount deposited  to the DCA MVA Option.

To the extent permitted by law, we may establish different interest rates for DCA MVA Options offered to a class of Owners who choose to participate in various optional investment programs we make available.  For any DCA MVA Option, you will not be permitted to allocate  to the DCA MVA Option if the Guarantee Period associated with that DCA MVA Option would end after your Annuity Date.

MARKET VALUE ADJUSTMENT
With certain exceptions, if you transfer or withdraw Account Value from a DCA  MVA Option prior to the end of the applicable Guarantee Period, you will be subject to a Market Value Adjustment or "MVA". We assess an MVA (whether positive or negative) upon:
•
any surrender, partial withdrawal (including a systematic withdrawal, Medically Related Surrender, or a withdrawal program under Sections72(t) or 72(q) of the Code), or transfer out of a DCA MVA Option made outside the 30 days immediately preceding the maturity of the Guarantee Period; and

•	your exercise of the Free Look right under your Annuity, unless prohibited by law.

We will NOT assess an MVA (whether positive or negative) in connection with any of the following:
•
withdrawals made to meet Required Minimum Distribution requirements under the Code in relation to your Annuity, but only if the Required Minimum Distribution is an amount that we calculate and is distributed through a program that we offer ;

•	transfers or withdrawals from a DCA MVA Option during the 30 days immediately prior to the maturity of the applicable Guarantee Period
•	transfers made in accordance with the 6 or 12 Month DCA Program;
•	when a Death Benefit is determined;
•	deduction of a Annual Maintenance Fee or the Premium Based Charge from the Annuity;
•	Annuitization under the Annuity; and
•	transfers made pursuant to a mathematical formula used with an optional benefit (e.g.,[to be filed by amendment]).

The amount of the MVA is determined according to the formula set forth in Appendix D.  In general, the amount of the MVA is dependent on the difference between interest rates at the time your DCA MVA Option was established and current interest rates for the remaining Guarantee Period of your DCA MVA Option.  For purposes of determining the amount of an MVA, we make reference to an index interest rate that in turn is based on a Constant Maturity Treasury (CMT) rate for a maturity (in months) equal to the applicable duration of the DCA MVA Option.  This CMT rate will be determined based on the weekly average of the CMT index of appropriate maturity as of two weeks prior to initiation of the DCA MVA Option.  The CMT Index will be based on certain U.S. Treasury interest rates, as published in a Federal Reserve Statistical Release.  Please consult the DCA MVA formula in the appendices to this prospectus for additional detail.

FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you may incur if you own the Annuity.

The charges under each Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value.

Contingent Deferred Sales Charge ("CDSC"): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal.   The CDSC for each Purchase Payment is a percentage of the Purchase Payment being withdrawn.  The charge decreases as the Purchase Payment ages.  The aging of a Purchase Payment is measured from the date it is allocated to your Annuity.  If you make a withdrawal of a Purchase Payment on the day before an anniversary of the date that Purchase Payment was allocated to the Annuity, we will use the CDSC percentage that would apply if the withdrawal was made on the following day.  The charge is deducted from the Investment Options in the same proportion as the withdrawal upon which it is assessed.

Each Purchase Payment has its own schedule of CDSCs associated with it.  The schedule of CDSCs associated with a Purchase Payment is determined when the Purchase Payment is allocated to the Annuity.  The schedule of CDSCs applicable to a Purchase Payment is based on the total of all Purchase Payments allocated to the Annuity, including the full amount of the “new” Purchase Payment, when the Purchase Payment is allocated.  Purchase Payments are not reduced by withdrawals for purposes of determining the applicable schedule of CDSCs.  All Purchase Payments allocated to the Annuity on the same day will be treated as one Purchase Payment for purposes of determining the applicable schedule of CDSCs.  The table of CDSCs is as follows:

[to be filed by amendment]

With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see "Free Withdrawal Amounts" later in this prospectus).  If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity.  You can request a withdrawal as either a “gross” or “net” withdrawal.  In a “gross” withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding.  Therefore, you may receive less than the dollar amount you specify.  In a “net” withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Unadjusted Account Value.  Therefore, a larger amount may be deducted from your Unadjusted Account Value than the amount you specify.   No matter how you specify the withdrawal, any MVA will not be applied to the amount you receive, but instead will be applied to your Unadjusted Account Value.   See "Free Withdrawal Amounts" below for discussion as to how this might affect an optional living benefit you may have.

Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The Purchase Payments being withdrawn may be greater than your remaining Account Value. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as percentage of remaining Account Value.

We may waive any applicable CDSC as described herein.

Premium Based Charge. The Premium Based Charge reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. . The Premium Based Charge applicable to the Annuity is the sum of such charges applicable to each Purchase Payment.  The Premium Based Charge is calculated on each Quarterly Annuity Anniversary for those Purchase Payments subject to the charge as of the prior Valuation Day.  Each Purchase Payment is subject to a Premium Based Charge during the period beginning on the first Quarterly Annuity Anniversary following the date the Purchase Payment is allocated to the Annuity and continuing for 28 Quarterly Annuity Anniversaries (7 years) thereafter.    Once that time period has expired, the Purchase Payment is no longer subject to the Premium Based Charge. For purposes of calculating the Premium Based Charge: (a) a Purchase Payment is the amount of the Purchase Payment before we deduct any applicable fees, charges or taxes; and (b) Purchase Payments are not reduced by withdrawals taken from the Annuity.

The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date.  With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage for  each of those Purchase Payments   is determined using the total of all Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary.  For each Purchase Payment allocated to the  Annuity on or after the first Quarterly Annuity Anniversary, the associated  Premium Based Charge percentage during the seven year charge period  is determined using  the total of all Purchase Payments allocated to the Annuity through the date of the “new” Purchase Payment, including the full amount of that “new” Purchase Payment.   A Purchase Payment received on a Quarterly Annuity Anniversary will be subject to its first Premium Based Charge on the next Quarterly Annuity Anniversary.

 The different tiers of Premium Based Charges, referred to as “breakpoints”, are shown in the table below. If a portion of a Purchase Payment results in total Purchase Payments crossing  into a new Purchase Payment tier (as set forth in the table below), then the entire “new” Purchase Payment will be subject to the Premium Based Charge applicable to that tier. Purchase Payments received on or after the first Quarterly Annuity Anniversary  that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow.  Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not be reduced even if additional Purchase Payments are made or withdrawals are taken. Please see Appendix E for examples of the operation of the Premium Based Charge. The Premium Based Charge is deducted pro-rata from the Sub-accounts in which you maintain Account Value on the date the Premium Based Charge is due.  To the extent that the Unadjusted Account Value in the Sub-accounts at the time the Premium Based Charge is to be deducted is insufficient to pay the charge, we will deduct the remaining charge from the DCA MVA Options.  If a Quarterly Annuity Anniversary falls on a day other than a Valuation Day, we will deduct the Premium Based Charge on the next following Valuation Day.  If both a Premium Based Charge and a fee for an optional benefit are to be deducted on the same day, then the Premium Based Charge will be deducted first.

A Premium Based Charge is not deducted: (a)  when there are no  Purchase Payments subject to the Premium Based Charge; (b) on or after the Annuity Date; (c) if a Death Benefit has been determined under the Annuity (unless Spousal Continuation occurs); or (d) in the event of a full surrender of the Annuity (unless the full surrender occurs on a Quarterly Annuity Anniversary, in which case we will deduct the charge prior to terminating the Annuity).

We will take the Premium Based Charge pro rata from each of the Sub-accounts (including an AST Investment Grade Bond Portfolio used as part of an optional living benefit).  If the value of those Sub-accounts is not sufficient to cover the charge, we will take any remaining portion of the charge from the DCA MVA Options.  For purposes of deducting the charge from the DCA MVA Options (a) with respect to DCA MVA Options with different amounts of time remaining until maturity, we will take the withdrawal from the DCA MVA Option with the shortest remaining duration, followed by the DCA MVA Option with the next-shortest remaining duration (if needed to pay the charge) and so forth (b) with respect to multiple DCA MVA Options that have the same duration remaining until maturity, we take the charge first from the DCA MVA Option with the shortest overall Guarantee Period and (c) with respect to multiple DCA MVA Options that have the same Guarantee Period length and duration remaining until the end of the Guarantee Period, we take the charge pro rata from each such DCA MVA Option,   We will only deduct that portion of the Premium Based Charge that does not reduce the Unadjusted Account Value below the lesser of $500 or 5% of the sum of the Purchase Payments allocated to the Annuity.  However, if a Premium Based Charge is deducted on the same day that a withdrawal is taken, it is possible that the deduction of the charge will cause the Unadjusted Account Value to fall below the immediately-referenced Account Value “floor.”   The Premium Based Charge is not considered a withdrawal for any purpose, including determination of free withdrawals, CDSC, or calculation of values associated with the optional living benefits.

The table of Premium Based Charges is as follows:

[to be filed by amendment]

Transfer Fee: Currently, you may make twenty free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or Custom Portfolio Program when we count the twenty free transfers. All transfers made on the same day will be treated as one transfer.   Transfers made under our 6 or 12 Month DCA Program and transfers made pursuant to a formula used with an optional benefit are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Transfers made through any electronic method or program we specify are not counted toward the twenty free transfers. The transfer fee is deducted pro rata from all Sub-accounts in which you maintain Account Value immediately subsequent to the transfer.

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Unadjusted Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken out first from the Sub-accounts pro rata, and then from the DCA MVA Options (if the amount in the Sub-accounts is insufficient to pay the fee).  The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $50,000.  For purposes of determining the sum of the Purchase Payments at the time the fee is deducted, we do not reduce Purchase Payments by the amount of withdrawals.  We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Unadjusted Account Value and is only assessed if the Unadjusted Account Value is less than $25,000 at the time the fee is assessed.

Tax Charge: Some states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax either when Purchase Payments are received, upon surrender or upon Annuitization. If deducted upon Annuitization, we would deduct the tax from your Unadjusted Account Value. The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. We may assess a charge against the Sub-accounts and the DCA MVA Options equal to any taxes which may be imposed upon the Separate Accounts.

We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes, and may charge for these taxes in the future.

In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Annuity.

Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge, which is equal to [to be filed by amendment] % annually, is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under the Annuity, including the Annuity's Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs.

Optional Benefits For Which We Assess A Charge: If you elect to purchase optional benefits, we will deduct an additional charge.  For the [to be filed by amendment]benefits, the charge is assessed against the greater of the Unadjusted Account Value and the Protected Withdrawal Value and is taken out of the Sub-accounts quarterly. Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each optional benefit.

Settlement Service Charge: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies.  However, we then begin to deduct a Settlement Service Charge which is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

Fees And Expenses Incurred By The Portfolios: Each portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by each portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the portfolios.

DCA MVA Option Charges
No specific fees or expenses are deducted when determining the rates we credit to a DCA MVA Option. However, for some of the same reasons that we deduct the Insurance Charge against the Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to a DCA MVA Option.

ANNUITY PAYMENT OPTION CHARGES
 There is no specific charge deducted from annuity  payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

11/8/2010 3:18 PM

PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

Initial Purchase Payment:  An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order.  This is the payment that issues your Annuity.  All subsequent Purchase Payments allocated to the Annuity will be considered additional Purchase Payments.  Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $10,000.  However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equal $1,000,000 or more with respect to the aggregate of all  annuities you are purchasing from us (or that you already own) and/or our affiliates. We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of the annuity and/or acceptance of Purchase Payments. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life via wiring funds through your Financial  Professional's broker-dealer firm.

Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options. Investment restrictions will apply if you elect optional benefits.

Speculative Investing: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

We will not issue an Annuity, permit changes in ownership or assignments to certain ownership types, including but not limited to: corporations, partnerships and endowments.  Further, we will only issue an Annuity, allow changes of ownership of the Annuity and/or permit assignments of the Annuity to certain ownership types if the funds being used to purchase the Annuity are exclusively for the benefit of the designated annuitant.  These rules are subject to state law. Additionally, we will not permit election or re-election of any  optional living benefit by certain ownership types. We may issue an Annuity to ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored  plans and may also limit the number of plan participants that elect to use our Annuity as a funding vehicle.

Age Restrictions: Unless we agree otherwise and subject to our rules, the oldest of the Owner(s) and Annuitant(s) must not be older than 80 in order for us to issue the Annuity.   The availability  of certain optional living benefits may vary based on the age of the  Owners and  Annuitant.  In addition, the selling  firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above – check with your selling firm  for details.

Additional Purchase Payments: You  may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for EFT purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments.  Purchase Payments are not permitted after the Account Value is reduced to zero. We may limit or reject any Purchase Payment, but would do so only on a non-discriminatory basis. Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment.  You may not provide allocation instructions that apply to more than one additional Purchase Payment.  Thus, if you have not provided allocation instructions with a particular Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not electively allocate Account Value.

We will accept additional Purchase Payments up to and including the day prior to the later of (a) the oldest Owner’s 81st birthday (the Annuitant’s 81st birthday, if the Annuity is owned by an entity), or (b) the first anniversary of the Issue Date, unless otherwise required by applicable law or regulation to maintain the tax status of the Annuity.

DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY:   We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

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Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly.  Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner." Prior to Annuitization, there is no right of survivorship (other than any spousal continuation right that may be available to a surviving spouse).

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Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period.  In limited circumstances and where allowed by law, we may allow you to name one or more "Contingent Annuitants" with our prior approval.  Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the prospectus.

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Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary's relationship to you. If you use a class designation in lieu of designating individuals (e.g. "surviving children"), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA  or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

RIGHT TO CANCEL
You may cancel (or "Free Look") your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment upon allocation to the Annuity. However, where we are required by applicable law to return Purchase Payments, we will return the greater of Account Value and Purchase Payments. If you had Account Value allocated to any DCA MVA Option upon your exercise of the Free Look, we will calculate any applicable MVA with a zero "liquidity factor". See the section of this prospectus entitled "Market Value Adjustment Options."

SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT
You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. Investment restrictions will apply if you elect optional benefits.  We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

SALARY REDUCTION PROGRAMS
These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are not directed to the DCA MVA Options.

11/8/2010 3:18 PM

MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS

You may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will be effective upon receipt at our Service Office.  As of the Valuation Day we receive an ownership change, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office.

Some of the changes we will not accept include, but are not limited to:
•	a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
•	a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;
•	a new Annuitant prior to the Annuity Date if the Owner is an entity;
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a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation;

•	a designation change if the change request is received at our Service Office after the Annuity Date; and
•	a change of Beneficiary designation if the change request is received at our Service Office after the Annuity Date.

In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. However, we reserve the right to reject any proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity. We will implement this right on a non-discriminatory basis.  We are  not obligated to process your request within any particular time frame. There are restrictions on designation changes when you have elected certain optional benefits. We assume no responsibility for the validity or tax consequences of any change of ownership.

Death Benefit Suspension Upon Change Of Owner or Annuitant. If there is a change of Owner or Annuitant, the change may affect the amount of the Death Benefit. See the Death Benefit section of this prospectus for additional details.

Spousal Designations. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.

Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex spouses. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a surviving civil union partner or same-sex spouse to continue the annuity within the meaning of the tax law upon the death of the first partner or spouse under the annuity's "spousal continuation" provision. Civil union partners  and same-sex  spouses should consider this limitation before selecting a spousal benefit under the Annuity.

Contingent Annuitant
Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account").

Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in spousal continuation section of the  Death Benefit section of this prospectus.

MANAGING YOUR ACCOUNT VALUE

There are several programs we administer to help you manage your Account Value, as described in this section.

DOLLAR COST AVERAGING PROGRAMS

We offer Dollar Cost Averaging Programs during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts (if you make no selection, we will effect transfers on a monthly basis). In addition, you may elect the 6 or 12 Month DCA Program described below.

There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market.

6 OR 12 MONTH DOLLAR COST AVERAGING PROGRAM (THE "6 OR 12 MONTH DCA PROGRAM")
The 6 or 12 Month DCA Program is subject to our rules at the time of election and may not be available in conjunction with other programs and benefits we make available. We may discontinue, modify or amend this program from time to time. The 6 or 12 Month DCA Program may not be available in all states or with certain benefits or programs.

Criteria for Participating in the Program
•	You may only allocate Purchase Payments to the DCA MVA Options. You may not transfer Account Value into this program. To institute a program, you must allocate at least $2,000 to the DCA MVA Options.
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As part of your election to participate in the 6 or 12 Month DCA Program, you specify whether you want 6 or 12 monthly transfers under the program.  We then set the monthly transfer amount, by dividing the Purchase Payment you have allocated to the DCA MVA Options by the number of months. For example, if you allocated $6,000, and selected a 6 month DCA Program, we would transfer $1,000 each month. We will adjust the monthly transfer amount if, during the transfer period, the amount allocated to the DCA MVA Options is reduced. In that event, we will re-calculate the amount of each remaining transfer by dividing the amount in the DCA MVA Option (including any interest) by the number of remaining transfers. If the recalculated transfer amount is below the minimum transfer required by the program, we will transfer the remaining amount from the DCA MVA Option on the next scheduled transfer and terminate the program.

•	We impose no fee for your participation in the 6 or 12 Month DCA Program.
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You may cancel the DCA Program at any time. If you do, we will transfer any remaining amount held within the DCA MVA Options according to your instructions, subject to any applicable MVA. If you do not provide any such instructions, we will transfer any remaining amount held in the DCA MVA Options on a pro rata basis to the Sub-accounts in which you are invested currently, excluding any Sub-accounts to which you are not permitted to electively allocate or transfer Account Value. If any such Sub-account is no longer available, we may allocate the amount that would have been applied to that Sub-account to the AST Money Market Sub-account.

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We credit interest to amounts held within the DCA MVA Options at the applicable declared rates. We credit such interest until the earliest of the following (a) the date the entire amount in the DCA MVA Option has been transferred out; (b) the date the entire amount in the DCA MVA Option is withdrawn; (c) the date as of which any Death Benefit payable is determined, unless the Annuity is continued by a spouse Beneficiary (in which case we continue to credit interest under the program); or (d) the Annuity Date.

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The interest rate earned in a DCA MVA Option will be no less than the minimum guaranteed interest rate. We may, from time to time, declare new interest rates for new Purchase Payments that are higher than the minimum guaranteed interest rate. Please note that the interest rate that we apply under the 6 or 12 Month DCA Program is applied to a declining balance.  Therefore, the dollar amount of interest you receive will decrease as amounts are systematically transferred from the DCA MVA Option to the Sub-accounts, and the effective interest rate earned will therefore be less than the declared interest rate.

Details Regarding Program Transfers
•	Transfers made under the Program are not subject to any MVA.
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Any withdrawals, transfers, or fees deducted from the DCA MVA Options will reduce the amount in the DCA MVA Options. If you have only one 6 or 12 Month DCA Program in operation, withdrawals, transfers, or fees may be deducted from the DCA MVA Options associated with that program. You may, however, have more than one 6 or 12 Month DCA Program operating at the same time (so long as any such additional 6 or 12 Month DCA Program is of the same duration). For example, you may have more than one 6 month DCA Program running, but may not have a 6 month Program running simultaneously with a 12 month Program.

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We will recalculate the monthly transfer amount to reflect the reduction of Account Value in the DCA MVA Option caused by a withdrawal, fees (including Annual Maintenance fee, Premium Based charge, or any other charges for optional benefits), or transfers  of Account Value from the DCA MVA Option made by us pursuant to a transfer calculation formula under any optional benefits made a part of your Annuity (“Optional Benefit Transfer”).  This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.  Any interest that is not included in the recalculated transfer amount will be paid with the final transfer amount, unless there is another subsequent withdrawal or Optional Benefit Transfer.  If a withdrawal or Optional Benefit Transfer reduces the monthly transfer amount below the Minimum Monthly Transfer Amount shown in the DCA Program Schedule Supplement, the remaining balance in the DCA MVA Option will be transferred on the next monthly transfer date to the most-recently selected Investment Options applicable to the DCA MVA Option.  If there is no Account Value remaining in the DCA MVA Option following a withdrawal or Optional Benefit Transfer, the DCA MVA Option will terminate.

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6 or 12 Month DCA transfers will begin on the date the DCA MVA Option is established (unless modified to comply with state law) and on each month following until the entire principal amount plus earnings is transferred.

•	We do not count transfers under the 6 or 12 Month DCA Program against the number of free transfers allowed under your Annuity.
•	The minimum transfer amount is $100, although we will not impose that requirement with respect to the final amount to be transferred under the program.
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If you are not participating in an optional benefit, we will make transfers under the 6 or 12 month DCA Program to the Sub-accounts that you specified upon your election of the Program. If you are participating in any optional benefit, we will allocate amounts transferred out of the DCA MVA Options in the following manner: (a) if you are participating in the Custom Portfolios Program, we will allocate to the Sub-accounts in accordance with the rules of that program (b) if you are not participating in the Custom Portfolios Program, we will make transfers under the 6 or 12 Month DCA Program to the Sub-accounts that you specified upon your election of the 6 or 12 Month DCA Program, provided those instructions comply with the allocation requirements for the optional benefit and (c) whether or not you participate in the Custom Portfolios Program, no portion of our monthly transfer under the 6 or 12 Month DCA Program will be directed initially to the AST Investment Grade Bond Portfolio Sub-account used with the optional benefit (although the DCA MVA Option is treated as a "Permitted Sub-account" for purposes of transfers made by any predetermined mathematical formula associated with the optional benefit).

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If you are participating in an optional benefit and also are participating in the 6 or 12 Month DCA Program, and the pre-determined mathematical formula under the benefit dictates a transfer from the Permitted Sub-accounts to the applicable AST Investment Grade Bond Portfolio Sub-account, then the amount to be transferred will be taken entirely from the Sub-accounts, provided there is sufficient Account Value in those Sub-accounts to meet the required transfer amount. Only if there is insufficient Account Value in those Sub-accounts will an amount be transferred from the DCA MVA Options associated with the 6 or 12 Month DCA Program. Amounts transferred from the DCA MVA Options under the formula will be taken on a last-in, first-out basis, without the imposition of a market value adjustment.

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If you are participating in one of our automated withdrawal programs (e.g., Systematic Withdrawals), we may include within that withdrawal program amounts held within the DCA MVA Options. If you have elected any optional living benefit, any withdrawals will be taken on a pro rata basis from your Sub-accounts and the DCA MVA Options. Such withdrawals will be assessed any applicable MVA.

AUTOMATIC REBALANCING PROGRAMS
During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you choose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.  You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

If you are participating in an optional living benefit (such as [to be filed by amendment]) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing, you should be aware that: (a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that you specified originally as part of your Automatic Rebalancing Program.

FINANCIAL  PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS
Unless you direct otherwise, your Financial  Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Investment Options.  If your Financial  Professional has this authority, we deem that all such transactions that are directed by your Financial  Professional with respect to your annuity have been authorized by you. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial  Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Investment Options available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial  Professional if we implement any such restrictions or prohibitions. PLEASE NOTE: Contracts managed by your Financial  Professional also are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled "RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS." We may also require that your Financial  Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudentialannuities.com). Limitations that we may impose on your Financial  Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this prospectus.

RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS
During the Accumulation Period you may transfer Account Value between Investment Options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer. Although we do not currently impose a minimum transfer amount, we reserve the right to require that any transfer be at least $50.

Transfers under this Annuity consist of those you initiate or those made under a systematic program, such as the 6 or 12 Month DCA Program, another dollar cost averaging program, or pursuant to a mathematical formula required as part of an optional benefit (e.g.,[to be filed by amendment]). The transfer restrictions discussed in this section apply only to the former type of transfer (i.e., a transfer that you initiate).

Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in Good Order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", and (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that  involves one of our systematic programs, such as automated withdrawals.

Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a portfolio manager to manage a portfolio's investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the portfolios; or (b) we are informed by a portfolio (e.g., by the portfolio's portfolio manager) that the purchase or redemption of shares in the portfolio must be restricted because the portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

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With respect to each Sub-account (other than the AST Money Market Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer(the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as auto-rebalancing or under a pre-determined mathematical formula used with an optional living benefit; and(ii)  do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

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We reserve the right to effect transfers on a delayed basis. That is, we may price a transfer involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.

If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial  Professional promptly of the circumstances concerning the denial.

There are contract Owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract Owners who are subject to such limitations. Finally, there are contract Owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract Owners. Similarly, while contracts managed by a Financial  Professional are subject to the restrictions on transfers between Investment Options that are discussed above, if the Financial  Professional manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any Owner.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity. The portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract Owners (including an Annuity Owner's TIN number), and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short-term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each portfolio determines the amount of the short-term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no portfolio has adopted a short-term trading fee.

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ACCESS TO ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU
During the Accumulation Period you can access your Account Value through  partial withdrawals, Systematic Withdrawals, and where required for tax  purposes, Required Minimum Distributions. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, the Premium Based Charge if the surrender occurs on the Quarterly Anniversary that the charge is due, any Tax Charge that applies and the charge for any optional benefits and may impose an MVA. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently as permitted, withdrawals are taken pro rata (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Each of these types of distributions is described more fully below.

If you participate in any optional living benefit, and you take an excess withdrawal that brings your Unadjusted Account Value to zero, both the benefit and the Annuity itself will terminate.

TAX IMPLICATIONS FOR DISTRIBUTIONS

Prior to Annuitization
For a non-qualified Annuity, a distribution prior to Annuitization is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period
For a non-qualified Annuity, during the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

For more information about non-qualified Annuities and for information about qualified Annuities, see "Tax Considerations".

FREE WITHDRAWAL AMOUNTS
You can make a full or partial withdrawal from the Annuity  during the Accumulation Period, although a CDSC, MVA, and tax consequences may apply. The Annuity offers a "Free Withdrawal" amount that applies only to partial withdrawals. The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. The Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments  that are currently subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

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The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity.

•	You can also make withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.

 To determine if a CDSC applies to partial withdrawals, we:

 1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.
 2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts may be subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis.
 3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

You can request a withdrawal as either a “gross” or “net” withdrawal.  In a “gross” withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding.  Therefore, you may receive less than the dollar amount you specify.  In a “net” withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Unadjusted Account Value.  Therefore, a larger amount may be deducted from your Unadjusted Account Value than the amount you specify.   No matter how you specify the withdrawal, any MVA will not be applied to the amount you receive, but instead will be applied to your Unadjusted Account Value.   We will deduct the partial withdrawal from your Unadjusted Account Value in accordance with your instructions, although if you are participating in an optional living benefit, your withdrawal must be taken pro rata from each of your Investment Options.     For purposes of calculating the applicable portion to deduct from the DCA MVA Options, the Unadjusted Account Value in all your DCA MVA Options is deemed to be in one Investment Option. If you provide no instructions, then (a) we will take the withdrawal from your Sub-accounts and DCA MVA Options in the same proportion that each such Investment Option represents to your total Unadjusted Account Value; (b) with respect to DCA MVA Options with different amounts of time remaining until maturity, we take the withdrawal from the DCA MVA Option with the shortest remaining duration, followed by the DCA MVA Option with the next-shortest remaining duration (if needed to satisfy the withdrawal request) and so forth; (c) with respect to multiple DCA MVA Options that have the same duration remaining until maturity, we take the withdrawal first from the DCA MVA Option with the shortest overall Guarantee Period and (d) with respect to multiple DCA MVA Options that have both the same Guarantee Period length and duration remaining until the end of the Guarantee Period, we take the withdrawal pro rata from each such DCA MVA Option.

Please be aware that although a given withdrawal may qualify as a free withdrawal for purposes of not incurring a CDSC, the amount of the withdrawal could exceed the Annual Income Amount under one of the [to be filed by amendment]  benefits.  In that scenario, the withdrawal would be deemed "excess income" - thereby reducing your annual income amount for future years. For example, if the annual income amount under [to be filed by amendment]  were $2000 and a $2500 withdrawal that qualified as a free withdrawal were made, the withdrawal would be deemed excess income, in the amount of $500.

SYSTEMATIC WITHDRAWALS DURING THE ACCUMULATION PERIOD
You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to any applicable CDSC and/or an MVA. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or DCA MVA Options. The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

We will withdraw systematic withdrawals from the Sub-accounts or DCA MVA Options  you have designated. Unless you notify us differently as permitted, withdrawals are taken pro rata based on the Unadjusted Account Value in the Sub-accounts and DCA MVA Options  at the time we pay out your withdrawal (i.e. "pro rata" meaning that the percentage of each such investment option withdrawn is the same percentage that such  investment option bears to the total Unadjusted Account Value). Please note that if you are participating in certain optional living benefits (e.g., [to be filed by amendment] Benefit), systematic withdrawals must be taken pro rata.  For purposes of calculating the applicable portion to deduct from the DCA MVA Options, the Unadjusted Account Value in all your DCA MVA Options is deemed to be in one Investment Option. If you provide no instructions, then (a) we will take the withdrawal from your Sub-accounts and DCA MVA Options in the same proportion that each such Investment Option represents to your total Unadjusted Account Value; (b) with respect to DCA MVA Options with different amounts of time remaining until maturity, we take the withdrawal from the DCA MVA Option with the shortest remaining duration, followed by the DCA MVA Option with the next-shortest remaining duration (if needed to satisfy the withdrawal request) and so forth; (c) with respect to multiple DCA MVA Options that have the same duration remaining until maturity, we take the withdrawal first from the DCA MVA Option with the shortest overall Guarantee Period and (d) with respect to multiple DCA MVA Options that have both the same Guarantee Period length and duration remaining until the end of the Guarantee Period, we take the withdrawal pro rata from each such DCA MVA Option.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE
If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC and/or an MVA. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28th of that year.

REQUIRED MINIMUM DISTRIBUTIONS
Required Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution  rules under the Code. We do not assess a CDSC (if applicable) or an MVA on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) or an MVA may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the Required Minimum Distribution provisions in relation to other savings or investment plans under other qualified retirement plans.

The amount of the Required Minimum Distribution  may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution provisions under the Code. Please see "Living Benefits" for further information relating to Required Minimum Distributions if you own a living benefit.

In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.

Please note that if a Required Minimum Distribution was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the Required Minimum Distribution on December 28 or on the last Valuation Day prior to December 28th of that year.

See "Tax Considerations" for a further discussion of Required Minimum Distributions.

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SURRENDERS

SURRENDER VALUE

During the Accumulation Period you can surrender your Annuity at any time, and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value (which includes the effect of any MVA) less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Please Note:  Although the Premium Based Charge is not included in the surrender value calculation, if you surrender your Annuity on a Quarterly Annuity Anniversary, any applicable Premium Based Charges will apply.

MEDICALLY-RELATED SURRENDERS
Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event" as described below.

If you request a full surrender, the amount payable will be your Account Value.  Any applicable MVA will apply to a medically-related surrender.

This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:
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If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency Event" described below in order to qualify for a medically-related surrender;

•	If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
•	If the Owner is one or more natural persons, all such Owners must also be alive at such time;
•	We must receive satisfactory proof of the Owner's (or the Annuitant's if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
•	no additional Purchase Payments can be made to the Annuity.

We reserve the right to impose a maximum amount of a medically-related surrender. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of medically-related surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds a maximum amount that we may specify, we reserve the right to treat the amount exceeding that maximum as not an eligible medically-related surrender. A "Contingency Event" occurs if the Owner (or Annuitant if entity-owned) is:
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first confined in a "Medical Care Facility" after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically Related surrender request at our Service Office; or

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first diagnosed as having a "Fatal Illness" after the Issue Date and while the Annuity is in force. We may require a second or third opinion (at our expense) by a physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.

"Fatal Illness" means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. "Medical Care Facility" means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically-necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records. Specific details and definitions in relation to this benefit may differ in certain jurisdictions. This benefit may not be available in all states.

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ANNUITY OPTIONS

Annuitization involves converting your Unadjusted Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).  We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment.  Please refer to the "Living Benefits" section in this prospectus  for a description of annuity options that are available when you elect one of the living benefits.

You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first (“Latest Annuity Date”)  and no earlier than the earliest permissible Annuity Date. You may choose one of the Annuity Options described below, and the frequency of annuity payments. You may change your choices before the Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant.  If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).

If needed, we will require proof in Good Order of the Annuitant's age before commencing annuity payments.
Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant.

If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law).  Instead, we will pay you your current Unadjusted Account Value in a lump sum and terminate your Annuity.  Similarly, we reserve the right to pay your Unadjusted Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2000 on the Annuity Date.

Once annuity payments begin, you no longer receive benefits under any optional living benefit (unless you have annuitized under that benefit) or the Death Benefit described below.

Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note that you may not annuitize within the first three Annuity Years (except as otherwise specified by applicable law).

Option 1
Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner  dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named  Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain. If the Beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future period certain payments. This is done by using the interest rate used to compute the actual payments.

Option 2
Life Income Annuity Option with a Period Certain: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If the Beneficiary so chooses, we will make a single lump sum payment.  The amount of the lump sum payment is determined by calculating the present value of the unpaid future period certain payments.  This is done by using the interest rate used to compute the actual payments.   If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you.  We will use  a period certain of 10 years, or a shorter duration if the  Annuitant's life expectancy at the time the Annuity Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain  is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above.  The additional options we currently offer are:
•
Life Annuity Option.  We currently make available an annuity option that makes payments for the life of the Annuitant.  Under that option, income is payable periodically until the death of the Annuitant.  No additional annuity payments are made after the death of the Annuitant.  No minimum number of payments is guaranteed.   It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

•
Joint Life Annuity Option. Under the joint lives option, income is payable periodically during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option.  It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

•
Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables.  Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so,  we will amend this prospectus to reflect the change.

11/8/2010 3:18 PM

LIVING BENEFITS

Pruco Life offers different optional living benefits, for an additional charge, that can provide investment protection for Owners while they are alive.  Notwithstanding the additional protection provided under the optional living benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional benefit offers a  type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional living benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

•	guaranteeing a minimum amount of growth to be used as the basis for lifetime withdrawals; or
•	guaranteeing a minimum amount of growth to be used as the basis for withdrawals over the life of two spouses

 The "living benefits" are as follows:
•	[to be filed by amendment]Benefit
•	[to be filed by amendment]Benefit

Each living benefit requires your participation in a pre-determined mathematical formula that may transfer your account value between the Sub-accounts you have chosen and certain bond portfolio Sub-accounts of AST. [to be filed by amendment] and Spousal [to be filed by amendment]use the same predetermined mathematical formula. Under the pre-determined  mathematical formula used with the [to be filed by amendment]benefits, your Account Value may  be transferred between certain "permitted Sub-accounts" on the one hand and the AST Investment Grade Bond Sub-account on the other hand.   The formula is not investment advice.

Here is a general description of the type of living benefits  that are offered  under this Annuity:

Lifetime Guaranteed Minimum Withdrawal Benefits. These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence. [to be filed by amendment]is one example of this type of benefit.

Please refer to the benefit description that follows for a complete description of the terms, conditions and limitations of each optional benefit.  See the chart in the "Investment Options" section of the prospectus for a list of Investment Options available and permitted with each benefit. You should consult with your Financial  Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

Termination of Existing Benefits and Election of New Benefits
If you elect an optional living benefit, you may subsequently terminate the benefit and elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. There is currently no waiting period for such an election (you may elect a new benefit beginning on the next Valuation Day), provided that upon such an election, your Account Value must be allocated to the Investment Options prescribed for the optional benefit. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your Financial  Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may not provide the same guarantees and/or may be more expensive than the benefit you are terminating. Note that once you terminate an existing benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Unadjusted Account Value as of the date the new benefit becomes effective. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.

11/8/2010 3:18 PM

[to be filed by amendment]BENEFIT

[to be filed by amendment]Benefit is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for life.  We reserve the right, in our sole discretion, to cease offering this benefit, at any time.

We offer a benefit that guarantees until the death of the single designated life (the Annuitant) the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Unadjusted Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of Excess Income that resulted in your Unadjusted Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal".  All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit.  [to be filed by amendment]  may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments. You are not required to take withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of [to be filed by amendment]is the predetermined mathematical formula we employ that may periodically transfer your Unadjusted Account Value to and from the AST Investment Grade Bond Sub-account. See the section below entitled "How [to be filed by amendment]Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

The income benefit under [to be filed by amendment]currently is based on a single "designated life" who is at least [to be filed by amendment] years old on the date that the benefit is acquired. [to be filed by amendment]is not available if you elect any other optional living benefit.  As long as your[to be filed by amendment]  is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Unadjusted Account Value falls to zero, if you take a withdrawal of Excess Income that brings your Unadjusted Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under[to be filed by amendment]. As to the impact of such a scenario on any other optional benefit you may have, please see the applicable section in this prospectus.

You may also participate in the 6 or 12 Month DCA Program if you elect[to be filed by amendment], subject to the 6 or 12 Month DCA Program's rules.

Key Feature - Protected Withdrawal Value
The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraphs.

The "Periodic Value" initially is equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of [to be filed by amendment]% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and

(2) the Unadjusted Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the [to be filed by amendment]  Anniversary of the effective date of the benefit, your Periodic Value on the [to be filed by amendment] Anniversary of the benefit effective date is equal to the greater of:

(1)  the Periodic Value described above, or
(2) the sum of (a), (b) and (c) below proportionally reduced for any Non-Lifetime Withdrawals:
(a) [to be filed by amendment]%  of the Unadjusted Account Value on the effective date of the benefit including any Purchase Payments made on that day;
(b) [to be filed by amendment]%  of all Purchase Payments made within one year following the effective date of the benefit; and
(c) all Purchase Payments made after one year following the effective date of the benefit.

In the rider for this benefit, we use slightly different terms for the calculation described above. We use the term "Guaranteed Base Value" to refer to the Unadjusted Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments reduced for subsequent Lifetime Withdrawals (see examples on the following pages).

Key Feature - Annual Income Amount under [to be filed by amendment]
The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are:[to be filed by amendment]. [to be filed by amendment]. Under [to be filed by amendment], if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A WITHDRAWAL THAT IS SUBJECT TO A CDSC AND/OR TAX WITHHOLDING, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE CDSC AND/OR TAX WITHHOLDING, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR TAX WITHHOLDING DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (ALTHOUGH AN MVA MAY ALSO BE APPLIED TO YOUR REMAINING UNADJUSTED ACCOUNT VALUE, IT IS NOT CONSIDERED FOR PURPOSES OF DETERMINING EXCESS INCOME).  THE PORTION OF A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.  ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR TAX WITHHOLDING (E.G., $240) BE APPLIED TO YOUR REMAINING UNADJUSTED ACCOUNT VALUE (ALTHOUGH AN MVA MAY ALSO BE APPLIED TO YOUR REMAINING UNADJUSTED ACCOUNT VALUE, IT IS NOT CONSIDERED FOR PURPOSES OF DETERMINING EXCESS INCOME).  IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR TAX WITHHOLDING (IN THIS EXAMPLE, A TOTAL OF $2240).  THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE CDSC AND/OR TAX WITHHOLDING) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.

You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

Any Purchase Payment that you make subsequent to the election of [to be filed by amendment]and subsequent to the first Lifetime Withdrawal will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the Annuitant at the time of the first Lifetime Withdrawal (the percentages are:[to be filed by amendment]) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.

If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

Highest Daily Auto Step-Up
An automatic step-up feature ("Highest Daily Auto Step-Up") is part of[to be filed by amendment]. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Auto Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Unadjusted Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are:[to be filed by amendment]. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Unadjusted Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. All daily valuations and annual step-ups will only occur on a Valuation Day. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Unadjusted Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Unadjusted Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for [to be filed by amendment]has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for [to be filed by amendment]upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should consult with your Financial  Professional and carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges."

If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

[to be filed by amendment]does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under[to be filed by amendment], if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in any Annuity Year are less than the Annual Income Amount, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Unadjusted Account Value, it is possible for the Unadjusted Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the [to be filed by amendment]or any other fees and charges under the Annuity. Assume the following for all three examples:

•	The Issue Date is November 1, 2011
•	[to be filed by amendment]is elected on August 1, 2012
•	The Annuitant was 70 years old when he/she elected [to be filed by amendment]

Example of dollar-for-dollar reductions
On October 24, 2012, the Protected Withdrawal Value is $[to be filed by amendment], resulting in an Annual Income Amount of $[to be filed by amendment] (since the designated life is between the ages of [to be filed by amendment]at the time of the first Lifetime Withdrawal, the Annual Income Amount is [to be filed by amendment]% of the Protected Withdrawal Value, in this case [to be filed by amendment]% of $[to be filed by amendment]). Assuming $[to be filed by amendment]is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2012) is $[to be filed by amendment]. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($[to be filed by amendment]).

Example of proportional reductions
Continuing the previous example, assume an additional withdrawal of $[to be filed by amendment]occurs on October 29, 2012 and the Unadjusted Account Value at the time and immediately prior to this withdrawal is $[to be filed by amendment]. The first $[to be filed by amendment]of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $[to be filed by amendment]reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Unadjusted Account Value immediately prior to the excess withdrawal. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

[to be filed by amendment]

Example of highest daily auto step-up
On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $[to be filed by amendment]. However, the excess withdrawal on October 29 reduces the amount to $[to be filed by amendment]for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if [to be filed by amendment]% (since the designated life is between [to be filed by amendment]on the date of the potential step-up) of the highest daily Account Value, adjusted for withdrawals and Purchase Payments, is higher than $[to be filed by amendment]. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 30 and October 31 Valuation Days occur after the excess withdrawal on October 29.

                                                                                                                   HIGHEST DAILY VALUE

                                                                                                                              (ADJUSTED FOR                                                                           ADJUSTED ANNUAL

                                                                                                            WITHDRAWAL AND PURCHASE                                                    INCOME AMOUNT ([to be filed by amendment]% OF THE

DATE*                                              ACCOUNT VALUE                                         PAYMENTS)**                                                                   HIGHEST DAILY VALUE)

-----                                                      -------------                                                 -----------------------                                                                                          ------------------------

[to be filed by amendment]

* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the first Valuation Date in the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $[to be filed by amendment]on October 26, resulting in an adjusted Annual Income Amount of $[to be filed by amendment]. This amount is adjusted on October 29 to reflect the $[to be filed by amendment]withdrawal. The calculations for the adjustments are:
•
The Unadjusted Account Value of $[to be filed by amendment]on October 26 is first reduced dollar-for-dollar by $[to be filed by amendment] ($[to be filed by amendment]is the remaining Annual Income Amount for the Annuity Year), resulting in Unadjusted Account Value of $[to be filed by amendment]before the excess withdrawal.

•
This amount ($[to be filed by amendment]) is further reduced by [to be filed by amendment]% (this is the ratio in the above example which is the excess withdrawal divided by the Unadjusted Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $[to be filed by amendment].

•
The adjusted October 29 Highest Daily Value, $[to be filed by amendment], is carried forward to the next Valuation Date of October 30.  At this time, we compare this amount to the Unadjusted Account Value on October 30, $[to be filed by amendment].  Since the October 29 adjusted Highest Daily Value of $[to be filed by amendment]is higher than the October 30 value, we will continue to carry $[to be filed by amendment]forward to the next and final Valuation Day of October 31.  The Unadjusted Account Value on October 31, $[to be filed by amendment], becomes the final Highest Daily Value since it exceeds the $[to be filed by amendment]carried forward.

In this example, the final Highest Daily Value of $[to be filed by amendment]is converted to an Annual Income Amount based on the applicable percentage of [to be filed by amendment]%, generating an Annual Income Amount of $[to be filed by amendment].  Since this amount is higher than the current year’s Annual Income Amount of $[to be filed by amendment] (adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2012 and continuing through October 31, 2013, will be stepped-up to $[to be filed by amendment].

Non-Lifetime Withdrawal Feature
You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under[to be filed by amendment]. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with the[to be filed by amendment]. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under the[to be filed by amendment].   If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect to take the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantee on the [to be filed by amendment]anniversary of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Unadjusted Account Value immediately prior to the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

Example - Non-Lifetime Withdrawal (proportional reduction)
This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:
•	The Issue Date is December 1, 2011
•	[to be filed by amendment]is elected on September 4, 2012
•	The Unadjusted Account Value at benefit election was to be filed by amendment]
•	The Annuitant was 70 years old when he/she elected [to be filed by amendment]
•	No previous withdrawals have been taken under [to be filed by amendment]

On October 3, 2012, the Protected Withdrawal Value is $[to be filed by amendment], the [to be filed by amendment]  benefit year minimum Periodic Value guarantee is $[to be filed by amendment], and the Unadjusted Account Value is $[to be filed by amendment]. Assuming $[to be filed by amendment]is withdrawn from the Annuity on October 3, 2012 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with [to be filed by amendment]will be reduced by the ratio the total withdrawal amount represents of the Unadjusted Account Value just prior to the withdrawal being taken.

Here is the calculation:

[to be filed by amendment]
Required Minimum Distributions
Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distributions for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

Example - Required Minimum Distributions
The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount.

Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000
The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000: ($3,000 + ($6,000 - $5,000) = $4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining required minimum distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all of the guarantees associated with [to be filed by amendment]as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000), without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

Benefits Under [to be filed by amendment]
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To the extent that your Unadjusted Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under [to be filed by amendment]we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Unadjusted Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative withdrawals in the Annuity Year that reduced your Unadjusted Account Value to zero are more than the Annual Income Amount, [to be filed by amendment]terminates, and no additional payments are made. However, if a withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity, then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the designated life.

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Please note that if your Unadjusted Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

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If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options: (1) apply your Unadjusted Account Value, less any applicable tax charges, to any annuity option available; or (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our Service Office. If applying your Unadjusted Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

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In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

(1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
(2) the Unadjusted Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

Other Important Considerations
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Withdrawals under [to be filed by amendment]are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as withdrawals that exceed the Annual Income Amount.  If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while [to be filed by amendment]is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account) and the DCA MVA Options. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro-rata.

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No CDSC is applicable to any Lifetime Withdrawal that is less than or equal to the Annual Income Amount, even if the total amount of such withdrawals in any Annuity Year exceeds any maximum free withdrawal amount described in the Annuity. Such Lifetime Withdrawals are not treated as withdrawals of Purchase Payments.  Each withdrawal of Excess Income is subject to any applicable CDSC if the withdrawal is greater than the Free Withdrawal amount under the Annuity.

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You cannot allocate Purchase Payments or transfer Unadjusted Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolio appears within the section entitled "Investment Options." You can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.

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Transfers to and from the elected Sub-accounts, the DCA MVA Options, and the AST Investment Grade Bond Sub-account triggered by the [to be filed by amendment]mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

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Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will only apply upon re-allocation of Account Value, or upon addition of subsequent Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.

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If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

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The current charge for [to be filed by amendment]is[to be filed by amendment]% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. The maximum charge for [to be filed by amendment]is [to be filed by amendment]% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, [to be filed by amendment]% of the greater of the prior Valuation Day's Unadjusted Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for the [to be filed by amendment]would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

Election of and Designations under the Benefit
For[to be filed by amendment], there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least [to be filed by amendment] years old. Any change of the Annuitant under the Annuity will result in cancellation of[to be filed by amendment]. Similarly, any change of Owner will result in cancellation of[to be filed by amendment], except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that is satisfactory to us.

[to be filed by amendment]can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect [to be filed by amendment]and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect[to be filed by amendment], you lose the guarantees that you had accumulated under your existing benefit and your guarantees under [to be filed by amendment]will be based on your Unadjusted Account Value on the effective date of[to be filed by amendment]. You and your Financial  Professional should carefully consider whether terminating your existing benefit and electing [to be filed by amendment]is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect [to be filed by amendment]so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

Termination of the Benefit
You may terminate [to be filed by amendment]at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

The benefit automatically terminates upon the first to occur of the following:
(i)	your termination of the benefit,
(ii) your surrender of the Annuity,

(iii)  your election to begin receiving annuity payments (although if you have elected to receive the Annual Income Amount in the form of annuity payments, we will continue to pay the Annual Income Amount)

(iv) our receipt of Due Proof of Death of the Owner or Annuitant (for entity-owned annuities)
(v) both the Unadjusted Account Value and Annual Income Amount equal zero, or
(vi) you cease to meet our requirements as described in "Election of and Designations under the Benefit" above.

Upon termination of [to be filed by amendment]other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts.  With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program, or 6 or 12 Month DCA Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Unadjusted Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

If a surviving spouse elects to continue the Annuity, [to be filed by amendment]terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed above.

How [to be filed by amendment]Benefit / [to be filed by amendment]Benefit Transfers Unadjusted Account Value Between Your Permitted Sub-Accounts and the AST Investment Grade Bond Sub-Account

An integral part of [to be filed by amendment]Benefit (including [to be filed by amendment]) is the pre-determined mathematical formula used to transfer Unadjusted Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the "AST Investment Grade Bond Sub-account"). Only the pre-determined mathematical formula can transfer Unadjusted Account Value to and from the AST Investment Grade Bond Sub-account, and thus you may not allocate Purchase Payments to or make transfers to or from the AST Investment Grade Bond Sub-account.  The formula is set forth in Appendix C (and is described below).

As indicated above, we limit the Sub-accounts to which you may allocate Unadjusted Account Value if you elect[to be filed by amendment]. For purposes of these benefits, we refer to those permitted Investment Options as the "Permitted Sub-accounts". Subject to availability, you may also choose to allocate Purchase Payments while this program is in effect to the DCA MVA Options utilized with our 6 or 12 Month Dollar Cost Averaging Program ("6 or 12 Month DCA Program"). If you are participating in [to be filed by amendment]and also are participating in the 6 or 12 Month DCA Program, and the formula under the benefit dictates a transfer from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account, then the amount to be transferred will be taken entirely from the Sub-accounts, provided there is sufficient Unadjusted Account Value in those Sub-accounts to meet the required transfer amount. Only if there is insufficient Unadjusted Account Value in those Sub-accounts will an amount be transferred from the DCA MVA Options. For purposes of the discussion below concerning transfers from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account, amounts held within the DCA MVA Options are included within the term "Permitted Sub-accounts". Thus, amounts may be transferred from the DCA MVA Options in the circumstances described above and in the section of the prospectus entitled 6 or 12 Month Dollar Cost Averaging Program. Any transfer dictated by the formula out of the AST Investment Grade Bond Sub-account will only be transferred to the Permitted Sub-accounts, not the DCA MVA Options. We will not assess any Market Value Adjustment with respect to transfers under the formula from the DCA MVA Options.

Speaking generally, the formula, which is applied each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount. Note that 5% is used in the formula, irrespective of the Annuitant's attained age. Then it produces an estimate of the total amount targeted in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the "Target Value" or "L". If you have already made a withdrawal, your projected income amount (and thus your Target Value) would take into account any automatic step-up, any subsequent Purchase Payments, and any excess withdrawals. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts. That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the "Target Ratio" or "r". If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on such third Valuation Day, make a transfer from the Permitted Sub-accounts in which you are invested (subject to the 90% cap discussed below) to the AST Investment Grade Bond Sub-account. As discussed above, if all or a portion of your Unadjusted Account Value is allocated to one or more DCA MVA Options at the time a transfer to the AST Investment Grade Bond Sub-account is required under the formula, we will first look to process the transfer from the Permitted Sub-accounts, other than the DCA MVA Options. If the amount allocated to the Permitted Sub-accounts is insufficient to satisfy the transfer, then any remaining amounts will be transferred from the DCA MVA Options. Once a transfer is made, the three consecutive Valuation Days begin again. If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts (subject to the 90% cap) to the AST Investment Grade Bond Sub-account (as described above). If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts (excluding the DCA MVA Options) will occur.

The formula will not execute a transfer to the AST Investment Grade Bond Sub-account that results in more than 90% of your Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account ("90% cap") on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the AST Investment Grade Bond Sub-account that would result in more than 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account, only the amount that results in exactly 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub- account will be transferred. Additionally, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST Investment Grade Bond Sub-account that results in greater than 90% of your Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST Investment Grade Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Unadjusted Account Value could be more than 90% invested in the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST Investment Grade Bond Sub-account at least until there is first a transfer out of the AST Investment Grade Bond Sub-account, regardless of how much of your Unadjusted Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Unadjusted Account Value is allocated to the AST Investment Grade Bond Sub-account, and the formula will still not transfer any of your Unadjusted Account Value to the AST Investment Grade Bond Sub-account (at least until there is first a transfer out of the AST Investment Grade Bond Sub-account). For example,

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September 4, 2012 - a transfer is made to the AST Investment Grade Bond Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST Investment Grade Bond Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

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September 5, 2012- you make an additional Purchase Payment of $10,000. No transfers have been made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts since the cap went into effect on September 4, 2012.

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On September 5, 2012 - (and at least until first a transfer is made out of the AST Investment Grade Bond Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST Investment Grade Bond Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST Investment Grade Bond Sub-account).

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Once there is a transfer out of the AST Investment Grade Bond Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Unadjusted Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account as dictated by the formula.

As you can glean from the formula, investment performance of your Unadjusted Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Unadjusted Account Value in the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account because such investment performance will tend to increase the Target Ratio. Because the amount allocated to the AST Investment Grade Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect[to be filed by amendment], the values we use to compare to the Target Ratio will be fixed. For newly-issued Annuities that elect [to be filed by amendment]and existing Annuities that elect [to be filed by amendment] in the future, however, we reserve the right to change such values.

Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the AST Investment Grade Bond Sub-account, we will perform an additional monthly calculation to determine whether or not a transfer will be made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after the transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.

The amount of the transfer will be equal to the lesser of:
a) The total value of all your Unadjusted Account Value in the AST Investment Grade Bond Sub-account, or
b) An amount equal to 5% of your total Unadjusted Account Value.

While you are not notified when your Annuity reaches a transfer trigger under the formula, you will receive a confirmation statement indicating the transfer of a portion of your Unadjusted Account Value either to or from the AST Investment Grade Bond Sub-account. The formula by which the transfer operates is designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under [to be filed by amendment]and [to be filed by amendment].  Depending on the results of the calculations of the formula, we may, on any Valuation Day:

•	Not make any transfer between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account; or
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If a portion of your Unadjusted Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or

•	Transfer a portion of your Unadjusted Account Value in the Permitted Sub-accounts and the DCA MVA Options to the AST Investment Grade Bond Sub-account.
The amount and timing of transfers to and from the AST Investment Grade Bond Sub-account pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:
•	The difference between your Unadjusted Account Value and your Protected Withdrawal Value;
•	How long you have owned[to be filed by amendment];
•	The performance of the Permitted Sub-accounts you have chosen;
•	The performance of the AST Investment Grade Bond Sub-account;
•	The amount allocated to each of the Permitted Sub-accounts you have chosen;
•	The amount allocated to the AST Investment Grade Bond Sub-account;
•	Additional Purchase Payments, if any, you make to your Annuity; and
•	Withdrawals, if any, you take from your Annuity (withdrawals are taken pro rata from your Unadjusted Account Value).

At any given time, some, most or none of your Unadjusted Account Value will be allocated to the AST Investment Grade Bond Sub-account, as dictated by the formula.

The more of your Unadjusted Account Value that is allocated to the AST Investment Grade Bond Sub-account, the greater the impact of the performance of that Sub-account in determining whether (and how much) your Unadjusted Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula that, if a significant portion of your Unadjusted Account Value is allocated to the AST Investment Grade Bond Sub-account and that Sub-account has good performance but the performance of your Permitted Sub-accounts is negative, the formula might transfer your Unadjusted Account Value to the Permitted Sub-accounts. Similarly, the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Permitted Sub-accounts will have on any transfer to the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity, they will be allocated according to your allocation instructions. Once they are allocated to your Annuity, they will also be subject to the formula described above and therefore may be transferred to the AST Investment Grade Bond Portfolio, if dictated by the formula.

Any Unadjusted Account Value in the AST Investment Grade Bond Sub-account will not be available to participate in the investment experience of the Permitted Sub-accounts regardless of whether there is a subsequent Sub-account decline or market recovery until it is transferred out of the AST Investment Grade Bond Sub-account.

Additional Tax Considerations
If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in [to be filed by amendment]through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

[to be filed by amendment]BENEFIT
[to be filed by amendment]Benefit  is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for the lives of two spouses.  We reserve the right, in our sole discretion, to cease offering this benefit at any time.

We offer a benefit that guarantees, until the later death of two natural persons who are each other's spouses at the time of election of the benefit and at the first death of one of them (the "designated lives", and each, a "designated life"), the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Unadjusted Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the lives of the designated lives, provided you have not made withdrawals of Excess Income that have resulted in your Unadjusted Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal." All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue  [to be filed by amendment]after the death of the first spouse. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of  [to be filed by amendment]is the pre-determined mathematical formula we employ that may periodically transfer your Unadjusted Account Value to and from the AST Investment Grade Bond Sub-account. See the section above entitled "How [to be filed by amendment]Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

 [to be filed by amendment]is the spousal version of [to be filed by amendment]This version is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Currently, if you elect  [to be filed by amendment]and subsequently terminate the benefit, you may elect another living benefit, subject to our current rules. See "Election of and Designations under the Benefit" below and "Termination of Existing Benefits and Election of New Benefits" for details. Please note that if you terminate  [to be filed by amendment]Benefit and elect another benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Unadjusted Account Value as of the date the new benefit becomes active.

 [to be filed by amendment]must be elected based on two designated lives, as described below. Each designated life must be at least [to be filed by amendment] years old when the benefit is elected.  [to be filed by amendment]is not available if you elect any other optional living benefit.  As long as your  [to be filed by amendment] is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Unadjusted Account Value falls to zero, if you take a withdrawal of Excess Income that brings your Unadjusted Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under [to be filed by amendment].  As to the impact of such a scenario on any other optional benefit you may have, please see the applicable section in this prospectus.

You may also participate in the 6 or 12 Month Dollar Cost Averaging Program if you elect [to be filed by amendment], subject to the 6 or 12 Month DCA Program's rules.

Key Feature - Protected Withdrawal Value
The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraph.

The "Periodic Value" initially is equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:
(1)
the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of [to be filed by amendment]% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and

(2)	the Unadjusted Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the [to be filed by amendment] Anniversary of the effective date of the benefit, your Periodic Value on the [to be filed by amendment]  Anniversary of the benefit effective date is equal to the greater of:
(1) the Periodic Value described above or,
(2) the sum of (a), (b) and (c) proportionally reduced for any Non-Lifetime Withdrawal:
(a) [to be filed by amendment]%  of the Unadjusted Account Value on the effective date of the benefit including any Purchase Payments made on that day;
(b) [to be filed by amendment]%  of all Purchase Payments made within one year following the effective date of the benefit; and
(c) all Purchase Payments made after one year following the effective date of the benefit.

 In the rider for this benefit, we use slightly different terms for the calculation described above. We use the term "Guaranteed Base Value" to refer to the Unadjusted Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity. Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Unadjusted Account Value upon any step-up, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals (see examples on the following pages).

Key Feature - Annual Income Amount under [to be filed by amendment]
The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the younger designated life on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are:[to be filed by amendment].[to be filed by amendment]. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. Under [to be filed by amendment], if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount for any Annuity Year ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A WITHDRAWAL THAT IS SUBJECT TO A CDSC AND/OR TAX WITHHOLDING, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE CDSC AND/OR TAX WITHHOLDING, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR TAX WITHHOLDING DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (ALTHOUGH AN MVA MAY ALSO BE APPLIED TO YOUR REMAINING UNADJUSTED ACCOUNT VALUE, IT IS NOT CONSIDERED FOR PURPOSES OF DETERMINING EXCESS INCOME).  THE PORTION OF A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.  ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR TAX WITHHOLDING (E.G., $240) BE APPLIED TO YOUR REMAINING UNADJUSTED ACCOUNT VALUE (ALTHOUGH AN MVA MAY ALSO BE APPLIED TO YOUR REMAINING UNADJUSTED ACCOUNT VALUE, IT IS NOT CONSIDERED FOR PURPOSES OF DETERMINING EXCESS INCOME).  IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR TAX WITHHOLDING (IN THIS EXAMPLE, A TOTAL OF $2240).  THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE CDSC AND/OR TAX WITHHOLDING) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.

You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

Any Purchase Payment that you make subsequent to the election of  [to be filed by amendment]and subsequent to the first Lifetime Withdrawal will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the younger designated life at the time of the first Lifetime Withdrawal (the percentages are:[to be filed by amendment]), and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.

If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

Highest Daily Auto Step-Up
An automatic step-up feature ("Highest Daily Auto Step-Up") is part of this benefit. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Unadjusted Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the younger designated life on the Annuity Anniversary as of which the step-up would occur. The percentages are [to be filed by amendment] If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Unadjusted Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary by performing a similar examination of the Unadjusted Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Unadjusted Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for  [to be filed by amendment]has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for  [to be filed by amendment]Benefit upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges".

If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

The  [to be filed by amendment]does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under [to be filed by amendment], if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry over  the unused portion of the Annual Income Amount to subsequent Annuity Years.

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Unadjusted Account Value, it is possible for the Unadjusted Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for  [to be filed by amendment]or any other fees and charges under the Annuity. Assume the following for all three examples:
•	The Issue Date is November 1, 2011

•	[to be filed by amendment]is elected on August 1, 2012
•
Both designated lives were 70 years old when they elected Spousal[to be filed by amendment].

Example of dollar-for-dollar reductions
On October 24, 2012, the Protected Withdrawal Value is $[to be filed by amendment], resulting in an Annual Income Amount of $[to be filed by amendment] (since the  younger designated life is between the ages of [to be filed by amendment]at the time of the first Lifetime Withdrawal, the Annual Income Amount is [to be filed by amendment]% of the Protected Withdrawal Value, in this case [to be filed by amendment]% of $[to be filed by amendment]). Assuming $[to be filed by amendment]is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2012) is $[to be filed by amendment]. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($[to be filed by amendment]).

Example of Proportional Reductions
Continuing the previous example, assume an additional withdrawal of $[to be filed by amendment]occurs on October 29, 2012 and the Account Value at the time and immediately prior to this withdrawal is $[to be filed by amendment]. The first $[to be filed by amendment]of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $[to be filed by amendment]- reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Unadjusted Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

[to be filed by amendment]Example of highest daily auto step-up
On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the younger designated life's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $[to be filed by amendment]. However, the excess withdrawal on October 29 reduces the amount to $[to be filed by amendment]for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if [to be filed by amendment]% (since the younger designated life is between [to be filed by amendment]on the date of the potential step-up) of the highest daily Unadjusted Account Value adjusted for withdrawals and Purchase Payments, is higher than $[to be filed by amendment]. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 30 and October 31 Valuation Days occur after the excess withdrawal on October 29.

                                                                                                                                                               HIGHEST DAILY VALUE

                                                                                                                                                             (ADJUSTED FOR                                                                                ADJUSTED ANNUAL

                                                                                                                                                      WITHDRAWAL AND PURCHASE                                               INCOME AMOUNT ([to be filed by amendment]% OF THE

DATE*                                                                             ACCOUNT VALUE                                                            PAYMENTS)**                                                        HIGHEST DAILY VALUE)

-----                                                                                         -------------                                                                       -----------------------                                                                    ------------------------

[to be filed by amendment]

* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the final Valuation Date for the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $[to be filed by amendment]on October 26, resulting in an adjusted Annual Income Amount of $[to be filed by amendment]. This amount is adjusted on October 29 to reflect the $[to be filed by amendment]withdrawal. The calculations for the adjustments are:

•
The Unadjusted Account Value of $[to be filed by amendment]on October 26 is first reduced dollar-for-dollar by $[to be filed by amendment] ($[to be filed by amendment]is the remaining Annual Income Amount for the Annuity Year), resulting in an Unadjusted Account Value of $[to be filed by amendment]before the excess withdrawal.

•
This amount ($[to be filed by amendment]) is further reduced by [to be filed by amendment]% (this is the ratio in the above example which is the excess withdrawal divided by the Unadjusted Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $[to be filed by amendment].

•
The adjusted October 29 Highest Daily Value, $[to be filed by amendment], is carried forward to the next Valuation Date of October 30.  At this time, we compare this amount to the Unadjusted Account Value on October 30, $[to be filed by amendment].  Since the October 29 adjusted Highest Daily Value of $[to be filed by amendment]is higher than the October 30 value, we will continue to carry $[to be filed by amendment] forward to the next and final Valuation Day of October 31.  The Unadjusted Account Value on October 31, $[to be filed by amendment], becomes the final Highest Daily Value since it exceeds the $[to be filed by amendment]carried forward.

In this example, the final Highest Daily Value of $[to be filed by amendment]is converted to an Annual Income Amount based on the applicable percentage of generating an Annual Income Amount of $[to be filed by amendment].  Since this amount is higher than the current year’s Annual Income Amount of $[to be filed by amendment]adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2012 and continuing through October 31, 2013, will be stepped-up to $[to be filed by amendment].

Non-Lifetime Withdrawal Feature
You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under [to be filed by amendment]. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish our initial Annual Income Amount and the Periodic Value above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with [to be filed by amendment]. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under [to be filed by amendment]. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantee on the [to be filed by amendment]anniversary of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Unadjusted Account Value immediately prior to the time of the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

Example - Non-Lifetime Withdrawal (proportional reduction)
This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit. Assume the following:

•	The Issue Date is December 1, 2011
•	[to be filed by amendment]is elected on September 4, 2012
•	The Unadjusted Account Value at benefit election was to be filed by amendment]
•	Each designated life was 70 years old when he/she elected [to be filed by amendment]
•	No previous withdrawals have been taken under [to be filed by amendment]

On October 3, 2012, the Protected Withdrawal Value is $[to be filed by amendment], the [to be filed by amendment] benefit year minimum Periodic Value guarantee is $[to be filed by amendment],  and the Unadjusted Account Value is $[to be filed by amendment]. Assuming $15,000 is withdrawn from the Annuity on October 3, 2012 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with  [to be filed by amendment]  will be reduced by the ratio the total withdrawal amount represents of the Unadjusted Account Value just prior to the withdrawal being taken.

Here is the calculation:

[to be filed by amendment]

Required Minimum Distributions
Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distribution for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

Example - Required minimum distributions
The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount.

Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000
The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000. ($3,000 + ($6,000 - $5,000) = $4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining Required Minimum Distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all guarantees associated with  [to be filed by amendment]as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000) without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

Benefits Under  [to be filed by amendment]To the extent that your Unadjusted Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under [to be filed by amendment], we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death.  After the Unadjusted Account Value is reduced to zero, you are not permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative withdrawals in the Annuity Year that reduced your Unadjusted Account Value to zero are more than the Annual Income Amount,  [to be filed by amendment]terminates, and no additional payments will be made. However, if a withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the second designated life provided the designated lives were spouses at the death of the first designated life.
•
Please note that if your Unadjusted Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

•
If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1) apply your Unadjusted Account Value, less any applicable state required premium tax, to any annuity option available; or
(2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. If, due to death of a designated life or divorce prior to annuitization, only a single designated life remains, then annuity payments will be made as a life annuity for the lifetime of the designated life. We must receive your request in a form acceptable to us at our office. If applying your Unadjusted Account Value, less any applicable tax charges, to our current life only (or joint life, depending on the number of designated lives remaining) annuity payment rates results in a higher annual payment, we will give you the higher annual payment.
•
In the absence of an election when mandatory annuity payments are to begin, we currently make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the certain period in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

(1)
the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and

(2) the Unadjusted Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

Other Important Considerations
•
Withdrawals under  [to be filed by amendment]are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while  [to be filed by amendment]is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Subaccounts (including the AST Investment Grade Bond Sub-account) and the DCA MVA Options. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.  No CDSC is applicable to any Lifetime Withdrawal that is less than or equal to the Annual Income Amount, even if the total amount of such withdrawals in any Annuity Year exceeds any maximum free withdrawal amount described in the Annuity. Such Lifetime Withdrawals are not treated as withdrawals of Purchase Payments.  Each Withdrawal of Excess Income is subject to any applicable CDSC if the withdrawal is greater than the Free Withdrawal amount under the Annuity.

•
You cannot allocate Purchase Payments or transfer Unadjusted Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolios appears in the prospectus section entitled "Investment Options." In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.

•
Transfers to and from the elected Sub-accounts, the DCA MVA Options, and the AST Investment Grade Bond Sub-account triggered by the  [to be filed by amendment]mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

•
Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will apply only upon re-allocation of Account Value, or upon addition of additional Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.

•
If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

•
The current charge for  [to be filed by amendment]is [to be filed by amendment]% annually of the greater of Unadjusted Account Value and Protected Withdrawal Value. The maximum charge for  [to be filed by amendment]is [to be filed by amendment]% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, [to be filed by amendment]% of the greater of the prior Valuation Day's Unadjusted Account Value, or the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for [to be filed by amendment]would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

Election of and Designations under the Benefit
 [to be filed by amendment]can only be elected based on two designated lives. Designated lives must be natural persons who are each other's spouses at the time of election of the benefit and at the death of the first of the designated lives to die. Currently,  [to be filed by amendment]only may be elected where the Owner, Annuitant, and Beneficiary designations are as follows:
•
One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner's spouse. Each Owner/Annuitant and the Beneficiary must be at least [to be filed by amendment] years old  at the time of election; or

•
Co-Annuity Owners, where the Owners are each other's spouses. The Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. Each Owner must be at least [to be filed by amendment] years old at the time of election; or

•
One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account"), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Each of the Annuitant and the Contingent Annuitant must be at least [to be filed by amendment] years old at the time of election.

We do not permit a change of Owner under this benefit, except as follows:  (a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. If the designated lives divorce,  [to be filed by amendment]may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage.

 [to be filed by amendment]can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect  [to be filed by amendment]and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect [to be filed by amendment], you lose the guarantees that you had accumulated under your existing benefit, and your guarantees under  [to be filed by amendment] will be based on your Unadjusted Account Value on the effective date of  [to be filed by amendment]. You and your Financial Professional should carefully consider whether terminating your existing benefit and electing  [to be filed by amendment]  is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect  [to be filed by amendment] so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

Termination of the Benefit
You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.
The benefit automatically terminates upon the first to occur of the following:
. upon our receipt of Due Proof of Death of the first designated life, if the surviving spouse opts to take the death benefit under the Annuity (rather than continue the Annuity) or if the surviving spouse is not an eligible designated life;
. upon the death of the second designated life;
. your termination of the benefit;
. your surrender of the Annuity;
. your election to begin receiving annuity payments (although if you have elected to take annuity payments in the form of the Annual Income Amount, we will continue to pay the Annual Income Amount);
. both the Unadjusted Account Value and Annual Income Amount equal zero; and
. you cease to meet our requirements as described in "Election of and Designations under the Benefit".

Upon termination of [to be filed by amendment] other than upon the death of the second Designated Life or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Unadjusted Account Value falling below the Account Value Floor. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts.  With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program, or 6 or 12 Month DCA Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Unadjusted Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

How [to be filed by amendment]Transfers Unadjusted Account Value Between Your Permitted Sub-Accounts and the AST Investment Grade Bond Sub-Account. See "How [to be filed by amendment]Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account" above for information regarding this component of the benefit.

Additional Tax Considerations
If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in  [to be filed by amendment]  through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

DEATH BENEFIT

TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT
The Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If the Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death if there is no Contingent Annuitant.  If the Annuity is owned by a natural person Owner who is not also the Annuitant and the Annuitant dies, then no Death Benefit is payable because of the Annuitant’s death.  Generally, if a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."  Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and there is no Death Benefit provided under the Annuity.

We determine the amount of the Death Benefit as of the date we receive "Due Proof of Death".  Due Proof of Death can be met only if each of the following is submitted to us in Good Order: (a) a death certificate or similar documentation acceptable to us (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds and (c) any applicable election of the method of payment of the death benefit by at least one Beneficiary (if not previously elected by the Owner). We must be made aware of all  eligible Beneficiaries in order for us to have received Due Proof of Death.  Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.

Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary).

After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the AST Money Market Sub-account. However, between the date of death and the date that we transfer any remaining Death Benefit to the AST Money Market Sub-account, the amount of the Death Benefit is subject to market fluctuations.

EXCEPTIONS TO AMOUNT OF DEATH BENEFIT
There are certain exceptions to the amount of the Death Benefit:

Submission of Due Proof of Death within one year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Unadjusted Account Value on the date we receive Due Proof of Death. We reserve the right to waive or extend the one year period on a non-discriminatory basis.

Death Benefit Suspension Period.  You also should be aware that there is a Death Benefit suspension period.  If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death, any Death Benefit that applies will be suspended for a two-year period as to that person from the date he or she first became Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Unadjusted Account Value.  After the two-year suspension period is completed, the Death Benefit is the same as if the suspension period had not been in force.  See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

DEATH BENEFIT AMOUNT
The Annuity provides a Death Benefit at no additional charge.  The amount of the Death Benefit is equal to the greater of:
•
The Return of Adjusted Purchase Payment amount, defined as the sum of all Purchase Payments you have made since the Issue Date of the Annuity until the date of Due Proof of Death, reduced by withdrawals as described below; AND

•	Your Unadjusted Account Value.

Impact of Withdrawals on Death Benefit Amount
Withdrawals reduce the Return of Adjusted Purchase Payment amount.  The calculation utilized to reduce the Return of Adjusted Purchase Payment amount is dependent upon whether or not either [to be filed by amendment] is in effect on the date of the withdrawal.  Initially, the Return of Adjusted Purchase Payment amount is equal to the sum of all “adjusted” Purchase Payments (i.e., the amount of Purchase Payments we receive, less any fees or tax charges deducted from Purchase Payments upon allocation to the Annuity) allocated to the Annuity on its Issue Date.  Thereafter, the Return of Adjusted Purchase Payments Amount is:

(1)	Increased by any additional adjusted Purchase Payments allocated to the Annuity, and
(2)
Reduced for any withdrawals.  The method of reduction depends on whether or not any [to be filed by amendment] is in effect on the date the withdrawal is made and the amount of the withdrawal, as described below.

(i)
If either [to be filed by amendment]  is in effect on the date the withdrawal is made, a Non-Lifetime Withdrawal, as defined under the benefit, will proportionally reduce the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Unadjusted Account Value immediately prior to the withdrawal).  Any Lifetime Withdrawal that is not deemed Excess Income, as those terms are described in the benefit, will cause a dollar-for-dollar basis reduction to the Return of Adjusted Purchase Payments amount.  All or any portion of a Lifetime Withdrawal in an Annuity Year that is deemed Excess Income, as defined in the benefit, will cause a proportional basis reduction to the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Unadjusted Account Value immediately prior to the withdrawal).

(ii)
If neither [to be filed by amendment] is in effect on the date the withdrawal is made, the withdrawal will cause a proportional basis reduction to the Return of Adjusted Purchase Payments Amount (i.e., by the ratio of the amount of the withdrawal to the Unadjusted Account Value immediately prior to the withdrawal).

Please be advised that a withdrawal that occurs on the same date as the effective date of [to be filed by amendment]  will be treated as if such benefit were in effect at the time of the withdrawal, for purposes of calculating the Return of Adjusted Purchase Payments amount.  Further, if you terminate [to be filed by amendment], and also take a withdrawal on that date, then the withdrawal will be treated as if such benefit were NOT in effect at the time of the withdrawal.

SPOUSAL CONTINUATION OF ANNUITY
Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment. The Unadjusted Account Value as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Unadjusted Account Value will be allocated to the Sub-accounts (if you participate in an optional living benefit, such amount will not be directly added to any bond portfolio Sub-account used by the benefit, but may be reallocated by the pre-determined mathematical formula on the same day). No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuation.  However, any additional Purchase Payments made  after the date the spousal continuation is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.  For purposes of calculating the CDSC to which  Purchase Payments made after spousal continuation may be subject, we employ the same CDSC schedule in the same manner as for Purchase Payments made prior to spousal continuation.  Moreover, to calculate the CDSC  applicable to the withdrawal of a Purchase Payment made by the surviving spouse, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation.  We will impose the Premium Based Charge on all Purchase Payments (whether received before, on or after the date of spousal continuation)  according to the same schedule used prior to spousal continuation.  To calculate the Premium Based Charge applicable to Purchase Payments after the date of spousal continuation, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation.

 Subsequent to spousal continuation, the Death Benefit will be equal to the greater of:
•	The Unadjusted Account Value on Due Proof of Death of the surviving spouse; and
•
The Return of Adjusted Purchase Payments amount (as described above).  However, upon spousal continuation, we reset the Return of Adjusted Purchase Payments amount to equal the Unadjusted Account Value. Any subsequent additional Purchase Payments or withdrawals would affect the Return of Adjusted Purchase Payments amount as described above..

Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold  retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal adviser.

Federal law only permits a spousal continuation to defer the distribution requirements of the Code to spouses recognized under federal law.

We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuation, annuity payments would begin immediately.

PAYMENT OF DEATH BENEFIT
Alternative Death Benefit Payment Options - Annuities owned by Individuals (Not Associated with Tax-Favored Plans)
Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent's death before the Annuity Date, the Death Benefit must be distributed:
•	within five (5) years of the date of death; or
•	as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans
The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse as defined for federal tax law purposes.

•
If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Death Benefit is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the Owner. If your Beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31st of the year including the six year anniversary date of death.

•
If you die before a designated Beneficiary is named and before the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

•
If you die before a designated Beneficiary is named and after the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules.

Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code. The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

BENEFICIARY CONTINUATION OPTION
Instead of receiving the Death Benefit in a single payment, or under an Annuity Option, a Beneficiary may take the Death Benefit under an alternative Death Benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or 403(b)), Beneficiary Annuities and non-qualified Annuities.

Under The Beneficiary Continuation Option:

•	The Beneficiary must apply at least $15,000 to the Beneficiary Continuation Option (thus, the Death Benefit amount payable to each Beneficiary must be at least $15,000).
•	The Annuity will be continued in the Owner's name, for the benefit of the Beneficiary.
•
Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.

•
Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Unadjusted Account Value. The fee will only apply if the Unadjusted Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

•	The initial Account Value will be equal to any Death Benefit that would have been payable to the Beneficiary if the Beneficiary had taken a lump sum distribution.
•	The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-accounts may not be available.
•	The Beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.
•	No DCA MVA Options will be offered for Beneficiary Continuation Options.
•	No additional Purchase Payments can be applied to the Annuity. Multiple death benefits cannot be combined in a single Beneficiary Continuation Option.
•	Premium Based Charges will no longer apply.
•	The Death Benefit and any optional benefits elected by the Owner will no longer apply to the Beneficiary.
•
The Beneficiary can request a withdrawal of all or a portion of the Account Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the Beneficiary's withdrawal rights.

•	Withdrawals are not subject to CDSC.
•
Upon the death of the Beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the Beneficiary (successor), unless the successor chooses to continue receiving payments through a Beneficiary Continuation Option established for the successor.

We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Continuation Option.

VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNTS
 When you allocate Account Value to a Sub-account, you are purchasing Units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annualized charge is deducted daily, the additional charge for such benefits.

Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled "Termination of Optional Benefits" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

Example
Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we redeem 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

PROCESSING AND VALUING TRANSACTIONS
Pruco Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST).  Generally, financial transactions requested in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of regular trading on the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of regular trading on the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
•	trading on the NYSE is restricted;
•	an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
•	the SEC, by order, permits the suspension or postponement for the protection of security holders.

Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our Service Office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days.

With respect to your initial Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on such amount. You will not be credited with interest during that period.

As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your initial Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. These arrangements are subject to a number of regulatory requirements, including that until such time that the insurer is notified of the firm's principal approval and is provided with the application, or is notified of the firm principal's rejection, customer funds will be held by the insurer in a segregated bank account. In addition, the insurer must promptly return the customer's funds at the customer's request prior to the firm's principal approval or upon the firm's rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. Contract owners will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to our general creditors. Moreover, because the FINRA rule authorizing the use of such accounts is new, there may be uncertainty as to the segregation and treatment of such insurance company general account assets under applicable Federal and State laws.

Additional Purchase Payments: We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, Required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner's signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial  Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in "Processing And Valuing Transactions".

Medically-related Surrenders & Death Benefits: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

We are generally required by law to pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.

Termination of Optional Benefits: For  the [to be filed by amendment]  benefits, if  the benefit terminates for any reason other than death or annuitization, we will deduct a final charge upon termination, based on the number of days since the charge for the benefit was most recently deducted.

TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA contributions.

The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union partners  or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuation" provision. Civil union partners  and same-sex  spouses should consider that limitation before selecting a spousal benefit under the annuity.

The discussion below generally assumes that the Annuity is issued to the Annuity Owner. For Annuities issued under the Beneficiary Continuation Option, refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

Nonqualified Annuity Contracts
In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.

Taxes Payable by You We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) could assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.

You must commence annuity payments or surrender your Annuity no later than the first day of the calendar month next following the maximum Annuity date for your Annuity. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Annuity. However, the IRS may not then consider your contract to be an annuity under the tax law.

Taxes on Withdrawals and Surrender  If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

Taxes on Annuity Payments A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

If your Account Value is reduced to zero but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed purchase payments in the Annuity and the total value of the anticipated future payments until such time as all Purchase Payments have been recovered.

Please refer to your Annuity contract for the maximum Annuity Date, also described above.

Tax Penalty for Early Withdrawal from a Nonqualified Annuity Contract
You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
•	the amount is paid on or after you reach age 59 1/2 or die;
•	the amount received is attributable to your becoming disabled;
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generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

 Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Special Rules in Relation to Tax-Free Exchanges Under Section 1035
Section 1035 of the Internal Revenue Code of 1986, as amended (Code), permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. In Revenue Procedure 2008-24, the IRS has indicated that where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 12 months of the date on which the partial exchange was completed, the transfer will retroactively be treated as a taxable distribution from the initial annuity contract and a contribution to the receiving annuity contract. Tax free exchange treatment will be retained if, between the date of the tax-free exchange and the date of the subsequent distribution, you become eligible for an exception to the 10% federal income tax penalty, other than the exceptions for substantially equal periodic payments or distributions under an immediate annuity. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

Taxes Payable by Beneficiaries
The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate for federal estate tax purposes. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit
•	As a lump sum payment: the Beneficiary is taxed in the year of payment on gain in the contract.
•	Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).
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Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity contracis held by an entity owner when such contracts do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.

Reporting and Withholding on Distributions
Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding.  In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

 Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

Entity Owners
 Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity.

Where a contract is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor of the trust if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the Beneficiary and it is not eligible for the death benefit provided under the contract.

Annuity Qualification
Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

Required Distributions Upon Your Death for Nonqualified Annuity Contracts.
Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitants to die.

Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.

Qualified Annuity Contracts

In general, as used in this prospectus, a qualified annuity is an Annuity contract with applicable endorsements for a tax-favored plan or a nonqualified annuity contract held by a tax-favored retirement plan.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial  Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

 A Qualified annuity may typically be purchased for use in connection with:
•	Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;
•	Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;
•	A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);
•	H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code)
•	Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);
•	Section 457 plans (subject to 457 of the Code).

A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

Types of Tax-Favored Plans
IRAS. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

Contributions Limits/Rollovers. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. In 2010 and 2011the contribution limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA.

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
•	You, as Owner of the contract, must be the "Annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);
•	Your rights as Owner are non-forfeitable;
•	You cannot sell, assign or pledge the contract;
•	The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
•	The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and
•	Death and annuity payments must meet "required minimum distribution" rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:
•	A 10% early withdrawal penalty described below;
•	Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
•	Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:
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If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of (a) $49,000 in 2011 ($49,000 in 2010) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2011, this limit is $245,000 ($245,000 for 2010);

•	SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
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SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $16,500 in 2010 and 2011 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2010 and 2011. These amounts are indexed for inflation. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.

ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:
•	Contributions to a Roth IRA cannot be deducted from your gross income;
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"Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

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If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can directly roll over contributions to a Roth IRA. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Prior to January 1, 2010, income and filing status limitations applied to rollovers from non-Roth accounts to a Roth IRA.

 Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.

TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $16,500 in 2010 and 2011. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2010 and 2011. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:
•	Your attainment of age 59 1/2;
•	Your severance of employment;
•	Your death;
•	Your total and permanent disability; or
•	Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

Caution: Under recent IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g, transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

Required Minimum Distributions and Payment Options
If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional living and death benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit optional riders.

You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

Required Distributions Upon Your Death for Qualified Annuity Contracts
Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.

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If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner.

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    If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. For this distribution requirement , 2009 shall not be included in the five year requirement period.

•
If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

 A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

Tax Penalty for Early Withdrawals from Qualified Annuity Contracts
You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
•	the amount is paid on or after you reach age 59 1/2 or die;
•	the amount received is attributable to your becoming disabled; or
•
generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments or additional contributions to the contract during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Withholding
We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned contracts or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
•	For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions
•	If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and
•	For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA Requirements
ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

Spousal Consent Rules for Retirement Plans - Qualified Contracts
If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

Defined Benefit Plans and Money Purchase Pension Plans.
If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

Defined Contribution Plans (Including 401(K) Plans and ERISA 403(B) Annuities).
Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

IRAs, Non-ERISA 403(B) Annuities, And 457 Plans.
Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.

Gifts And Generation-Skipping Transfers
If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

Additional Information
For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

11/8/2010 3:18 PM

OTHER INFORMATION

PRUCO LIFE AND THE SEPARATE ACCOUNT

PRUCO LIFE. Pruco Life Insurance Company (Pruco Life) is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life has any legal responsibility to pay amounts that it owes under its annuity contracts. This means that where you participate in an optional living benefit and the value of that benefit (e.g., the Protected Withdrawal Value, for [to be filed by amendment]) exceeds your current Account Value, you would rely solely on the ability of Pruco Life to make payments under the benefit out of its own assets. As Pruco Life's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life.

Pruco Life incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by Pruco Life pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Pruco Life will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed "service providers" or "administrators" under the Investment Company Act of 1940. The entities engaged by Pruco Life may change over time. As of December 31, 2009, non-affiliated entities that could be deemed service providers to Pruco Life and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Blue Frog Solutions, Inc. (order entry systems provider) located at 555 SW 12th Ave, Suite 202 Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, EBIX Inc. (order-entry system) located at 5 Concourse Parkway Suite 3200 Atlanta, GA 30328, ExlService Holdings, Inc., ("EXL"), a Delaware corporation, having its office at 350 Park Avenue, 10th Floor, New York, NY 10022. Diversified Information Technologies Inc. (records management) located at 123 Wyoming Avenue Scranton, PA 18503, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials) located at 26 Barnes Industrial Park Road North Wallingford, CT 06492, Insurance Technologies (annuity illustrations) located at 38120 Amrhein Ave., Livonia, MI 48150, Lason Systems Inc. (contract printing and mailing) located at 1305 Stephenson Highway Troy, MI 48083, Morningstar Associates LLC (asset allocation recommendations) located at 225 West Wacker Drive Chicago, IL 60606, Pershing LLC (order-entry systems provider) located at One Pershing Plaza Jersey City, NJ 07399, Personix (printing and fulfillment of confirmations and client statements) located at 13100 North Promenade Boulevard Stafford, TX 77477, RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive Chicago, IL
 60606-4301, Stanton Group (qualified plan administrator) located at Two Pine Tree Drive Suite 400 Arden Hills, MN 55112 Attention: Alerus Retirement Solutions, State Street (accumulation unit value calculations) located at State Street Financial Center One Lincoln Street Boston, Massachusetts 02111, The Harty Press, Inc. (printing and fulfillment of marketing materials) located at 25 James Street New Haven, CT 06513, VG Reed & Sons Inc. (printing and fulfillment of annual reports) located at 1002 South 12th Street Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials) located at 255 Long Beach Boulevard Stratford, CT 06615.

The Separate Account. We have established a Separate Account, the Pruco Life Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Arizona law on June 16, 1995, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life. The obligations under the Annuities are those of Pruco Life, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

With the DCA MVA Options, we use a separate account of Pruco Life different from the Pruco Life Flexible Premium Variable Annuity Account discussed above. This separate account is not registered under the Investment Company Act of 1940. Moreover, you do not participate in the appreciation or depreciation of the assets held by that separate account.

Service Fees Payable to Pruco Life
Pruco Life and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and "revenue sharing" payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for distribution, marketing, and/or servicing functions. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The administrative services fees we receive from affiliates originate from the assets of the affiliated Portfolio itself and/or the assets of the Portfolio's investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisors to certain affiliated Portfolios also make "revenue sharing" payments to such affiliated insurance companies. In any case, the existence of these payments tends to increase the overall cost of investing in the Portfolio. In addition, because these payments are made to us, allocations you make to these affiliated underlying Portfolios benefit us financially.

We collect these payments and fees under agreements between us and a Portfolio's principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the "menu" of Portfolios that we offer through the Annuity.

Please see the table entitled "Underlying Mutual Fund Portfolio Annual Expenses" for a listing of the Portfolios that pay a 12b-1 fee. With respect to administrative services fees, the maximum fee (as of December 31, 2009) that we receive is equal to 0.40% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.

In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor's, sub-advisor's or distributor's participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.

During 2009, with regard to amounts that were paid under these kinds of arrangements described immediately above, the amounts ranged from approximately $500 to approximately $840,562.  These amounts may have been paid to one or more Prudential-affiliated insurers issuing individual variable annuities.

LEGAL STRUCTURE OF THE UNDERLYING FUNDS
Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act of 1940. Shares of the underlying mutual fund Portfolios are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal Owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under current SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also "mirror vote" shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.

Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

Material Conflicts
 It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

Confirmations, Statements, and Reports
We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if  there have been transactions during the quarter. We may confirm certain regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, Systematic Withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), electronic funds transfer, Dollar Cost Averaging, auto rebalancing, the Custom Portfolios Program, and Premium Based Charges in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge $50 for each such additional report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE
Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuity  offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). Each Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuities but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.

Under the distribution agreement, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of [to be filed by amendment] %. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by annuity product, and such differing compensation could be a factor in which annuity a Financial  Professional recommends to you.

In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or our annuities generally on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on an annuity’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about our annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

 The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

•
Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life products.

•
Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life annuity products sold through the firm (or its affiliated broker-dealers).

•
Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.

The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2010) received payment with respect to our annuity business generally during 2010 (or as to which a payment amount was accrued during 2010).  Because this Annuity is new, the list below does not reflect amounts paid with respect to the sale of this Annuity.  The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your Financial  Professional  can provide you with more information about the compensation arrangements that apply upon request. During 2010, the least amount paid, and greatest amount paid, were $[   ] and $[   ], respectively.

Name of Firm:  To be filed by Amendment.

While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your Financial  Professional  can provide you with more information about the compensation arrangements that apply upon request.

FINANCIAL STATEMENTS
The financial statements of the Separate Account and Pruco Life are included in the Statement of Additional Information.

INDEMNIFICATION
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS
Pruco Life is subject to legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings relating to aspects of our business and operations that are specific to us and proceedings that are typical of the business in which we operate. In certain of these matters, the plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of a litigation or regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

Commencing in 2003, Prudential Financial received formal requests for information from the SEC and the New York Attorney General’s Office (“NYAG”) relating to market timing in variable annuities by certain American Skandia entities. In connection with these investigations, with the approval of Skandia Insurance Company Ltd. (publ) (“Skandia”), an offer was made by American Skandia to the SEC and NYAG, to settle these matters by paying restitution and a civil penalty. In April 2009, AST Investment Services, Inc., formerly named American Skandia Investment Services, Inc. (“ASISI”), reached a resolution of these investigations by the SEC and NYAG into market timing related misconduct involving certain variable annuities. The settlements relate to conduct that generally occurred between January 1998 and September 2003. ASISI is an affiliate of Pruco Life and serves as investment manager for certain investment options under Pruco Life’s variable life insurance and annuity products. Prudential Financial acquired ASISI from Skandia in May 2003. Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these investigations. These settlements resolve the investigations by the above named authorities into these matters, subject to the settlement terms. Under the terms of the settlements, ASISI paid a total of $34 million in disgorgement and an additional $34 million as a civil money penalty into a Fair Fund administered by the SEC to compensate those harmed by the market timing related activities. Pursuant to the settlements, ASISI has retained, at its ongoing cost and expense, the services of an Independent Distribution Consultant acceptable to the Staff of the SEC to develop a proposed distribution plan for the distribution of Fair Fund amounts according to a methodology developed in consultation with and acceptable to the Staff. As part of these settlements, ASISI hired an independent third party, which has conducted a compliance review and issued a report of its findings and recommendations to ASISI’s Board of Directors, the Audit Committee of the Advanced Series Trust Board of Trustees and the Staff of the SEC. In addition, ASISI has agreed, among other things, to continue to cooperate with the SEC and NYAG in any litigation, ongoing investigations or other proceedings relating to or arising from their investigations into these matters. Under the terms of the purchase agreement pursuant to which Prudential Financial acquired ASISI from Skandia, Prudential Financial was indemnified for the settlements.

In July 2010, Pruco Life and certain affiliates, as well as other life insurance industry participants, received a formal request for information from the State of New York Attorney General’s Office in connection with its investigation into industry practices relating to life insurance policies for which death benefits, unless the beneficiary elects another settlement method, are placed in retained asset accounts, which earn interest and are subject to withdrawal in whole or in part at any time by the beneficiary. Pruco Life is cooperating with this investigation. Pruco Life has also been contacted by state insurance regulators and other governmental entities regarding retained asset accounts. In April 2010, a purported state-wide class action was filed against Prudential Insurance in Nevada state court alleging that Prudential Insurance delayed payment of death benefits and improperly retained undisclosed profits by placing death benefits in retained asset accounts. An earlier case by the same plaintiff making substantially the same allegations was dismissed in federal court. In July 2010, a purported nationwide class action was filed in Massachusetts against Prudential Insurance relating to retained asset accounts associated with life insurance covering U.S. service members and veterans. Additional investigations, information requests, hearings, claims or litigation may arise with respect to the retained asset accounts.

Pruco Life’s litigation and regulatory matters may be subject to many uncertainties, and as a result, their outcome cannot be predicted. It is possible that Pruco Life’s results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life’s financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:
•	Company
•	Experts
•	Principal Underwriter
•	Payments Made to Promote Sale of Our Products
•
•	Determination of Accumulation Unit Values
•	Financial Statements

HOW TO CONTACT US
You can contact us by:
•	calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,
•
writing to us via regular mail at Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

•	writing to us via overnight mail, certified, or registered mail delivery at the Prudential Annuity Service Center, 2101 Welsh Road, Dresher, PA 19025.
•	accessing information about your Annuity through our Internet Website at www.prudentialannuities.com.

You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet
 Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

11/8/2010 3:18 PM

Appendix A - ACCUMULATION UNIT VALUES

As we have indicated throughout this prospectus, the Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique Unit value corresponding to each combination of such contract features.

Because the Annuity is new, no historical Unit values are depicted here. However, such historical Unit values will be set forth in subsequent amendments to this prospectus.

11/8/2010 3:18 PM

APPENDIX B - FORMULA FOR [to be filed by amendment]

TRANSFERS OF ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST INVESTMENT GRADE BOND SUB-ACCOUNT

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULAS:
   .   C\\u\\ - the upper target is established on the effective date of the [to be filed by amendment]benefit (the "Effective Date") and is not changed for the life of the guarantee. Currently, it is 83%.

   .   C\\us\\ - The secondary upper target is established on the Effective
       Date of [to be filed by amendment]
       and is not changed for the life of the guarantee.  Currently it is 84.5%

   .   C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

   .   C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 78%.

   .   L - the target value as of the current Valuation Day.

   .   r - the target ratio.

   .   a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. (See below for the table of "a" factors)

   .   V\\v\\ - the total value of all Permitted Sub-accounts in the Annuity.

   .   V\\F\\ - the Unadjusted Account Value of all elected DCA MVA Options in the Annuity.

   .   B - the total value of the AST Investment Grade Bond Portfolio
       Sub-account.

•
P - Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, and adjusted proportionally for Excess Income*, and (2) the Protected Withdrawal Value on any Annuity Anniversary subsequent to the first Lifetime Withdrawal, increased for subsequent additional Purchase Payments and adjusted proportionately for Excess Income* and (3) any highest daily Unadjusted Account Value occurring on or after the later of the immediately preceding Annuity anniversary, or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Purchase Payments and adjusted for withdrawals, as described herein.

•	T - the amount of a transfer into or out of the AST Investment Grade Bond Portfolio Sub-account.

•	T\\M\\ - the amount of a monthly transfer out of the AST Investment Grade Bond Portfolio.

 *  Note: Lifetime Withdrawals of less than or equal to the Annual Income Amount do not reduce the Income Basis.

DAILY TARGET VALUE CALCULATION:
On each Valuation Day, a target value (L) is calculated, according to the following formula. If (V\\V\\ + V\\F\\) is equal to zero, no calculation is necessary. Target Values are subject to change for new elections of this benefit on a going-forward basis.

•	L = [to be filed by amendment]* P * a

Daily Transfer Calculation:
The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

•	Target Ratio r = (L - B) / (V\\V\\ + V\\F\\).

•
If on the third consecutive Valuation Day r (greater than) C\\u\\ and r (less or =) C\\us\\ or if on any day r (greater than) C\\us\\, and transfers have not been suspended due to the 90% cap rule, assets in the Permitted Sub-accounts and the DCA MVA Options, if applicable, are transferred to the AST Investment Grade Bond Portfolio Sub-account.

•
If r (less than) C\\l\\, and there are currently assets in the AST Investment Grade Bond Portfolio Sub-account (B (greater than) 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts as described above.

90% Cap Rule:

If, on any Valuation Day this benefit remains in effect, a transfer into the AST Investment Grade Bond Portfolio Sub-account occurs that results in 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Portfolio Sub-account, any transfers into the AST Investment Grade Bond Portfolio Sub-account will be suspended, even if the formula would otherwise dictate that a transfer into the AST Investment Grade Bond Portfolio Sub-account should occur. Transfers out of the AST Investment Grade Bond Portfolio Sub-account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the AST Investment Grade Bond Portfolio Sub-account occurs either due to a Daily or Monthly Transfer Calculation. Due to the performance of the AST Investment Grade Bond Portfolio Sub-account and the elected Sub-accounts, the Unadjusted Account value could be more than 90% invested in the AST Investment Grade Bond Portfolio Sub-account.

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

 T    =    Min (MAX (0, (0.90 * (V\\V\\ + V\\F\\ + B)) - B),       Money is transferred from the Permitted
           [L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))    Sub-accounts and the DCA MVA Options to the
                                                                   AST Investment Grade Bond Sub-account
 T    =    {Min (B, - [L - B - (V\\V\\ + V\\F\\) * C\\t\\] /       Money is transferred from the AST Investment
           (1 - C\\t\\))}                                          Grade Bond Sub-account to the Permitted Sub-
                                                                   accounts

Monthly Transfer Calculation
On each monthly anniversary of the Annuity Issue Date and following the daily Transfer Calculation above, the following formula determines if a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts will occur:

If, after the daily Transfer Calculation is performed,

 {Min (B, .[to be filed by amendment] * (V\\V\\ + V\\F\\ + B))} (less than) (C\\u\\ * (V\\V\\ + V\\F\\)
 - L + B) / (1 - C\\u\\), then

 T\\M\\    =    {Min (B, .[to be filed by amendment] * (V\\V\\ + V\\F\\ + B))}    Money is transferred from the AST Investment
                                                          Grade Bond Sub-account to the Permitted
                                                          Sub-accounts.

              <>“a” Factors for Liability Calculations
<>(in Years and Months since Benefit Effective Date)*

<>Years	Months 1	2	3	4	5	6	7	8	9	10	11	12
1	15.34	15.31	15.27	15.23	15.20	15.16	15.13	15.09	15.05	15.02	14.98	14.95
2	14.91	14.87	14.84	14.80	14.76	14.73	14.69	14.66	14.62	14.58	14.55	14.51
3	14.47	14.44	14.40	14.36	14.33	14.29	14.26	14.22	14.18	14.15	14.11	14.07
4	14.04	14.00	13.96	13.93	13.89	13.85	13.82	13.78	13.74	13.71	13.67	13.63
5	13.60	13.56	13.52	13.48	13.45	13.41	13.37	13.34	13.30	13.26	13.23	13.19
6	13.15	13.12	13.08	13.04	13.00	12.97	12.93	12.89	12.86	12.82	12.78	12.75
7	12.71	12.67	12.63	12.60	12.56	12.52	12.49	12.45	12.41	12.38	12.34	12.30
8	12.26	12.23	12.19	12.15	12.12	12.08	12.04	12.01	11.97	11.93	11.90	11.86
9	11.82	11.78	11.75	11.71	11.67	11.64	11.60	11.56	11.53	11.49	11.45	11.42
10	11.38	11.34	11.31	11.27	11.23	11.20	11.16	11.12	11.09	11.05	11.01	10.98
11	10.94	10.90	10.87	10.83	10.79	10.76	10.72	10.69	10.65	10.61	10.58	10.54
12	10.50	10.47	10.43	10.40	10.36	10.32	10.29	10.25	10.21	10.18	10.14	10.11
13	10.07	10.04	10.00	9.96	9.93	9.89	9.86	9.82	9.79	9.75	9.71	9.68
14	9.64	9.61	9.57	9.54	9.50	9.47	9.43	9.40	9.36	9.33	9.29	9.26
15	9.22	9.19	9.15	9.12	9.08	9.05	9.02	8.98	8.95	8.91	8.88	8.84
16	8.81	8.77	8.74	8.71	8.67	8.64	8.60	8.57	8.54	8.50	8.47	8.44
17	8.40	8.37	8.34	8.30	8.27	8.24	8.20	8.17	8.14	8.10	8.07	8.04
18	8.00	7.97	7.94	7.91	7.88	7.84	7.81	7.78	7.75	7.71	7.68	7.65
19	7.62	7.59	7.55	7.52	7.49	7.46	7.43	7.40	7.37	7.33	7.30	7.27
20	7.24	7.21	7.18	7.15	7.12	7.09	7.06	7.03	7.00	6.97	6.94	6.91
21	6.88	6.85	6.82	6.79	6.76	6.73	6.70	6.67	6.64	6.61	6.58	6.55
22	6.52	6.50	6.47	6.44	6.41	6.38	6.36	6.33	6.30	6.27	6.24	6.22
23	6.19	6.16	6.13	6.11	6.08	6.05	6.03	6.00	5.97	5.94	5.92	5.89
24	5.86	5.84	5.81	5.79	5.76	5.74	5.71	5.69	5.66	5.63	5.61	5.58
25	5.56	5.53	5.51	5.48	5.46	5.44	5.41	5.39	5.36	5.34	5.32	5.29
26	5.27	5.24	5.22	5.20	5.18	5.15	5.13	5.11	5.08	5.06	5.04	5.01
27	4.99	4.97	4.95	4.93	4.91	4.88	4.86	4.84	4.82	4.80	4.78	4.75
28	4.73	4.71	4.69	4.67	4.65	4.63	4.61	4.59	4.57	4.55	4.53	4.51
29	4.49	4.47	4.45	4.43	4.41	4.39	4.37	4.35	4.33	4.32	4.30	4.28
30	4.26	4.24	4.22	4.20	4.18	4.17	4.15	4.13	4.11	4.09	4.07	4.06**

*	The values set forth in this table are applied to all ages.
**	In all subsequent years and months thereafter, the annuity factor is 4.06

11/8/2010 3:18 PM

APPENDIX C - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES

Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below. Further variations may arise in connection with additional state reviews.
[TO BE FILED BY AMENDMENT]

Jurisdiction	Special Provisions

11/8/2010 3:18 PM

APPENDIX D - MVA FORMULA

 MVA FORMULA FOR 6 OR 12 MONTH DCA MVA OPTIONS

The MVA formula is applied separately to each DCA MVA Option to determine the Account Value of the DCA MVA Option on a particular date.

The Market Value Adjustment Factor applicable to the DCA MVA Options we make available is as follows:

MVA Factor =

   [Missing Graphic Reference]

where:  i =      the Index Rate established at inception of a DCA MVA Option.  This Index Rate will be based on a Constant Maturity Treasury (CMT) rate for a maturity (in months) equal to the initial duration of the DCA MVA Option.  This CMT rate will be determined based on the weekly average of the CMT Index of appropriate maturity as of two weeks prior to initiation of the DCA MVA Option.  The CMT Index will be based on “Treasury constant maturities nominal 12” rates as published in Federal Reserve Statistical Release H.15.  If a CMT index for the number of months needed is not available, the applicable CMT index will be determined based on a linear interpolation of the published CMT indices;

j =
the Index Rate determined at the time the MVA calculation is needed, based on a CMT rate for the amount of time remaining in the DCA MVA Option.  The amount of time will be based on the number of complete months remaining in the DCA MVA Option, rounded up to the nearest whole month.  This CMT rate will be determined based on the weekly average of the CMT Index of appropriate maturity as of two weeks prior to the date for which the MVA calculation is needed.  The CMT Index will be based on “Treasury constant maturities nominal 12” rates as published in Federal Reserve Statistical Release H.15.  If a CMT index for the number of months needed is not available, the applicable CMT index will be determined based on a linear interpolation of the published CMT indices;

k =	the Liquidity Factor, equal to 0.0025; and

n =	the number of complete months remaining in the DCA MVA Option, rounded up to the nearest whole month.

If the “Treasury constant maturities nominal 12” rates available through Federal Reserve Statistical Release H. 15 should become unavailable at any time, or if the rate for a 1-month maturity should become unavailable through this source, we will substitute rates which, in our opinion, are comparable.

APPENDIX E

To demonstrate how the Contingent Deferred Sales Charge and the Premium Based Charge operate,  set forth below are various hypothetical examples.  These examples are illustrative only, and do not represent the values under any particular Annuity.

HYPOTHETICAL EXAMPLES OF OPERATION OF

PREMIUM BASED CHARGE AND CONTINGENT DEFERRED SALES CHARGE (CDSC)

[to be filed by amendment]

11/8/2010 3:18 PM

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUCO LIFE ______VARIABLE ANNUITY DESCRIBED IN PROSPECTUS (05/01/2011)
----------------------------------------
(print your name)
----------------------------------------
(address)
----------------------------------------
(city/state/zip code)

Please send your request to:
REGULAR MAIL DELIVERY
ANNUITIES SERVICE CENTER
P.O. Box 7960
Philadelphia, PA 19176

OVERNIGHT SERVICE, CERTIFIED OR
REGISTERED MAIL DELIVERY
PRUDENTIAL ANNUITIES SERVICE CENTER
2101 Welsh Road
Dresher, PA 19025

        [LOGO] Prudential                                   PRSRT STD
        The Prudential Insurance Company of America       U.S. POSTAGE
        751 Broad Street                                      PAID
        Newark, NJ 07102-3777                             LANCASTER, PA
                                                         PERMIT NO. 1793
                                                         ----------------

11/8/2010 3:18 PM

PART B

STATEMENT OF ADDITIONAL INFORMATION

To be filed by Amendment

PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT VARIABLE

ANNUITY CONTRACTS

The Prudential variable annuity is an individual variable annuity contract issued by Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $10,000.  With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of not less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus dated To be filed by Amendment

. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Company                                                                      2

Experts                                                                      2

Principal Underwriter                                                        2

Payments Made to Promote Sale of Our Products                                2

Determination of Accumulation Unit Values                                    3

Separate Account Financial Information                                      A1

Company Financial Information                                               B1

                                    Prudential Annuity Service Center
 Pruco Life Insurance Company                 P.O. Box 7960
    213 Washington Street                Philadelphia, PA 19176
    Newark, NJ 07102-2992               Telephone: (888) PRU 2888

The Prudential variable annuity is a service mark of The Prudential Insurance Company of America.

1

COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

EXPERTS

[To be filed in Pre-Effective Amendment]

PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers the Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuity through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

With respect to all individual variable annuities issued through the Account, PAD received commissions of $[    ], $231,193,283, and $154,899,679 in 2010, 2009, and 2008 respectively. PAD retained none of those commissions.

As discussed in the prospectus, Pruco Life pays commissions to broker/dealers that sell the Annuity according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuity and the amount of time that the Annuity have been in effect.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

. Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life products that were sold through the firm (or its affiliated broker/dealers).

. Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life annuity products sold through the firm (or its affiliated broker/dealers).

. Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2009) received payment with respect to annuity business during 2009 (or as to which a payment amount was accrued during 2009). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2009, the least amount paid, and greatest amount paid, were $[   ] and $[    ], respectively.

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Valuation Day. On any given Valuation Day, the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for the preceding Valuation Day by the net investment factor for that Sub-account for the current Valuation Day.

The net investment factor for a Valuation Period is {(a) divided by (b)}, less (c), where:

(a)           is the net result of:
(1)           the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2)           any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(b)           is the net result of:
(1)           the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2)           any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Sub-account.

(c)           is the Insurance Charge corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.

We value the assets in the Sub-accounts at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

The value of the assets of a Sub-account is determined by multiplying the number of shares of Advanced Series Trust (the "Trust") or other funds held by that Sub-account by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.

Because this Annuity is new, we include no historical unit values here.

3

PART C

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

(1) Financial Statements of the subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant)  -  2010 Financial Statements to be furnished in Pre-Effective Amendment.

(2) Financial Statements of Pruco Life Insurance Company (Depositor)  -   2010 Financial Statements to be furnished in Pre-Effective Amendment.

(b) Exhibits are attached as indicated (all previously filed exhibits, as noted below, are incorporated herein by reference).

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

(2) Agreements for custody of securities and similar investments--Not Applicable.

(3) (a) Distribution and Underwriting Agreement between Prudential Annuities Distributors, Inc. "PAD" (Underwriter) and Pruco Life Insurance Company (Depositor). (Note 3)

(4) (a) Form of Base Contract To be filed by amendment

(4) (a)(1) Form of Beneficiary Annuity To be filed by amendment

(5) (a) Application form for the Contract To be filed by amendment

(6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 4)

(b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997.(Note 5)

(7) Copy of Contract of reinsurance in connection with Variable Annuity Contracts:Not Applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Copy of AST Fund Participation Agreement. (Note 6)

(b) Copy of Franklin Templeton Fund Participation Agreement. (Note 6)

(b) Shareholder Information Agreement (Sample Rule 22C-2) (Note 7)

(9) Opinion of Counsel. (Note 1)

(10) Written Consent of Independent Registered Public Accounting Firm. To be filed by amendment
(11) All financial statements omitted from Item 23, Financial Statements-- Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners-- Not Applicable.

(13) Powers of Attorney:-

(a) James J. Avery, Jr. (Note 1)

(b) Bernard J. Jacob (Note 1)

(c) Scott D. Kaplan (Note 1)

(d) Stephen Pelletier (Note 1)

(e) Richard F. Vaccaro, (Note 1)

(f) Robert M. Falzon (Note 1)

(g) Thomas J. Diemer (Note 1)

(h) Tucker I. Marr (Note 1)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 033-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-130989, filed December 18, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account .

(Note 4) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to Form 10-Q, Registration No. 033-37587, as filed August 15, 1997, on behalf of Pruco Life Insurance Company.

(Note 6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 333-162673, filed February 4, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

 (Note7) Incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 333-130989, filed April 19, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (engaged directly or indirectly, in Registrant's variable annuity business):

The directors and officers of Pruco Life are listed below:

Name and Principal Business Address        Position and Offices with Depositor
-----------------------------------        -----------------------------------
James J. Avery, Jr.                        Director
213 Washington Street
Newark, NJ 07102-2992

Thomas C. Castano                      Chief Legal Officer and Secretary
213 Washington Street
Newark, NJ 07102-2992

Thomas J. Diemer                       Director
213 Washington Street
Newark, NJ 07102-2992

Robert M. Falzon                       Director and Treasurer
213 Washington Street
Newark, NJ 07102-2992

Phillip J. Grigg                           Senior Vice President, and Chief
213 Washington Street                      Actuary
Newark, NJ 07102-2992

Bernard J. Jacob                           Director
213 Washington Street
Newark, NJ 07102-2992

Scott D. Kaplan                            Director, Chief Executive Officer,
213 Washington Street                      and President
Newark, NJ 07102-2992

Tucker I. Marr                            Chief Accounting Officer and Chief
213 Washington Street                      Financial Officer
Newark, NJ 07102-2992

Stephen Pelletier                          Director
One Corporate Drive
Shelton, CT 06484-6208

Richard F. Vaccaro                         Director
213 Washington Street
Newark, NJ 07102-2992

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account ; the Pruco Life of New Jersey Flexible Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account . Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed under Exhibit 21.1 of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 26, 2010, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS: Because this Annuity is new and will begin being sold on or about To be filed by Amendment, there were no contractowners as of To be filed by Amendment.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:

                                 POSITIONS AND OFFICES
NAME                                WITH UNDERWRITER
-------------------------------- -----------------------
Timothy S. Cronin                Senior Vice President
One Corporate Drive
Shelton, Connecticut
06484-6208

Thomas J. Diemer                 Senior Vice President
213 Washington Street            and Director
Newark, New Jersey 07102-2917

John T. Doscher                  Senior Vice President
751 Broad Street
Newark, New Jersey 07102-3714

Chritine M. Knight               Treasurer
751 Broad Street
Newark, New Jersey 07102-3714

Bruce Ferris                     Executive Vice
One Corporate Drive              President and Director
Shelton, Connecticut
06484-6208

George M. Gannon                 President, Chief
2101 Welsh Road                  Executive Officer,
Dresher, Pennsylvania 19025-5001 Director and Chief
                                 Operations Officer

Brian Giantonio                  Vice President,
One Corporate Drive              Secretary and Chief
Shelton, Connecticut             Legal Officer
06484-6208

Jacob M. Herschler               Senior Vice President
One Corporate Drive              and Director
Shelton, Connecticut
06484-6208

Margaret R. Horn                 Chief Financial Officer
213 Washington Street            and Controller
Newark, New Jersey 07102-2917

Steven P. Marenakos              Senior Vice President
One Corporate Drive              and Director
Shelton, Connecticut
06484-6208

Robert F. O'Donnell              Senior Vice President
One Corporate Drive              and Director
Shelton, Connecticut
06484-6208

Yvonne Rocco                     Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

Timothy Seifert                  Senior Vice President
One Corporate Drive
Shelton, Connecticut
06484-6208

Steven Toss                      Chief Compliance Officer
One Corporate Drive
Shelton, Connecticut
06484-6208

(c) Commissions received by PAD during 2009 with respect to annuities issued through the registrant separate account.

                                         Net Underwriting
                                          Discounts and   Compensation on  Brokerage
Name of Principal Underwriter              Commissions      Redemption    Commissions Compensation
-----------------------------            ---------------- --------------- ----------- ------------
Prudential Annuities Distributors, Inc*.   $[    ]             $-0-          $-0-         $-0-

* PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31

(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this registration statement to be signed on its behalf in the City of Newark and the State of New Jersey on this 8th day of November, 2010.

THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

Registrant

By: Pruco Life Insurance Company

Depositor

/s/ Scott D. Kaplan -------------------------------- Scott D. Kaplan President and Chief Executive Officer

Pruco Life Insurance Company
Depositor

By: /s/ Scott D. Kaplan -------------------------------- Scott D. Kaplan President and Chief Executive Officer

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated on behalf of the Depositor.

                              Signature and Title

                                                    Date: November 8, 2010

*
----------------------------
James J. Avery Jr.
Director

*                                     *By:  /S/ Thomas C. Castano
----------------------------                -----------------------------
Scott D. Kaplan                             Thomas C. Castano
Director                                    Corporate Counsel

*
Tucker I. Marr
Chief Accounting Officer and
Chief Financial Officer

*
----------------------------
Bernard J. Jacob
Director

*
----------------------------
Stephen Pelletier
Director

*
----------------------------
Thomas J. Diemer
Director

*
----------------------------
Robert M. Falzon
Director

*
----------------------------
Richard F. Vaccaro
Director

EXHIBITS

(9) Opinion of Counsel.

(13)(a) Powers of Attorney - Richard F. Vaccaro, Robert M. Falzon ,Thomas J. Diemer, Stephen Pelletier, Bernard J. Jacob, James J. Avery, Jr., Scott D. Kaplan